The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration File No.: 333-121636

SUBJECT TO COMPLETION, DATED AUGUST 16, 2005

PROSPECTUS SUPPLEMENT
(To the Prospectus dated January 14, 2005)

4,600,000 shares

    % Series I Mandatory Convertible Preferred Stock

(liquidation preference $25 per share)

We are offering 4,600,000 shares of our Series I mandatory convertible preferred stock by this prospectus supplement and the accompanying prospectus. We will receive all of the net proceeds from the sale of the shares offered hereby.

We will pay annual dividends on each share of our mandatory convertible preferred stock in the amount of $        . Dividends will be cumulative from the date of issuance and payable to the extent that assets are legally available to pay dividends and our board of directors or an authorized committee of our board declares a dividend payable. We may pay dividends in cash, shares of our common stock, or any combination of cash and common stock, in our sole discretion, after every quarter. Shares of our common stock used to pay dividends will be delivered to the transfer agent to be sold, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. The first dividend payment, if declared, will be made on November 1, 2005.

On November 17, 2008, each share of our mandatory convertible preferred stock will automatically convert, subject to the adjustments described in this prospectus supplement, into no fewer than         shares of our common stock and no more than          shares of our common stock, depending on the then-prevailing market price of our common stock. At any time prior to November 17, 2008, holders may elect to convert each share of their mandatory convertible preferred stock, subject to the adjustments described in this prospectus supplement, into         shares of our common stock. If the closing price per share of our common stock exceeds $         for at least 20 trading days within a period of 40 consecutive trading days, we may elect, subject to certain limitations described in this prospectus supplement, to cause the conversion, subject to the adjustments described in this prospectus supplement, of all, but not less than all, of the shares of madatory convertible preferred stock into          shares of our common stock, plus an amount equal to all accumulated and unpaid dividends and a "make-whole" payment.

If we are the subject of specified cash acquisitions on or prior to November 17, 2008, under certain circumstances, we will permit conversion of our mandatory convertible preferred stock during a specified period and at a specified conversion rate described in this prospectus supplement, and (unless we exercise our right to deliver shares in lieu of making a cash payment) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including November 17, 2008.

Our common stock is listed on the New York Stock Exchange and Pacific Exchange under the symbol "RAD." On August 15, 2005, the last reported sale price of our common stock was $4.60 per share. The mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market.

Investing in our Series I mandatory convertible preferred stock involves risks. See "Risk factors" beginning on page S-12 of this prospectus supplement and on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Rite Aid	$	$

The underwriters may also purchase up to 600,000 shares of our mandatory convertible preferred stock from us at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments, if any.

The underwriters are offering the shares of our mandatory convertible preferred stock as set forth in "Underwriting." Delivery of the shares of mandatory convertible preferred stock will be made on or about August     , 2005.

Joint Book-Running Managers

Citigroup	JPMorgan

August     , 2005

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their respective covers. When we deliver this prospectus supplement and the accompanying prospectus or make a sale pursuant to this prospectus supplement and the accompanying prospectus, we are not implying that the information is current as of the date of the delivery or sale.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document contains two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the securities offered. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading "Where You Can Find More Information."

You should rely only on the information we provide or incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. We are offering to sell the securities offered by this prospectus supplement, and seeking offers to buy these securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sales of the securities.

References to "Rite Aid," the "Company," "we," "our" and "us" and similar terms mean Rite Aid Corporation and its subsidiaries, unless the context otherwise requires.

ii

SUMMARY

The following information summarizes the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. We encourage you to read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into this document carefully. Unless otherwise indicated or the context otherwise requires, dates in this prospectus supplement that refer to a particular fiscal year (e.g., fiscal 2005) refer to the fiscal year ended on the Saturday closest to February 29 or March 1 of that year. The fiscal years ended February 26, 2005, February 28, 2004, March 1, 2003 and March 2, 2002 included 52 weeks. The fiscal year ended March 3, 2001 included 53 weeks.

Rite Aid Corporation

Our Business

We are the third largest retail drugstore chain in the United States based on revenues and number of stores. We operate our drugstores in 28 states across the country and in the District of Columbia. As of May 28, 2005, we operated 3,354 stores. During fiscal 2005 and the thirteen week period ended May 28, 2005, we generated $16.8 billion and $4.2 billion in revenues, respectively.

In our stores, we sell prescription drugs and a wide assortment of other merchandise, which we call "front-end" products. In fiscal 2005 and the thirteen week period ended May 28, 2005, prescription drug sales accounted for 63.6% and 64.0%, respectively, of our total sales. We believe that our pharmacy operations will continue to represent a significant part of our business due to our on-going program of purchasing prescription files from independent pharmacies and favorable industry trends, including an aging population, increased life expectancy, a new federally funded prescription drug benefit to begin in calendar 2006, which is part of the Medicare Prescription Drug Improvement and Modernization Act of 2003, and the discovery of new and better drug therapies. We offer approximately 24,000 front-end products, which accounted for the remaining 36.4% and 36.0%, respectively, of our total sales in fiscal 2005 and the thirteen week period ended May 28, 2005. Front- end products include over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, seasonal merchandise and numerous other everyday and convenience products, as well as photo processing. We distinguish our stores from other national chain drugstores, in part, through our private brands and our strategic alliance with GNC, a leading retailer of vitamin and mineral supplements. We offer approximately 2,400 products under the Rite Aid private brand, which contributed approximately 11.5% of our front-end sales in the categories where private brand products were offered in fiscal 2005.

Our stores range in size from approximately 5,000 to 40,000 square feet. The overall average size of each store in our chain is approximately 12,750 square feet. The larger stores are concentrated in the western United States. Approximately 54% of our stores are freestanding; approximately 39% of our stores include a drive-thru pharmacy; approximately 75% include one-hour photo shops; and approximately 31% include a GNC store-within-Rite Aid store.

Our Business Strategy

Our strategy is to continue to focus on improving the productivity of our existing stores and developing new stores in our strongest existing markets. We believe that improving the sales of existing stores and growing our existing markets is critical to improving our profitability and cash flow.

The following paragraphs describe in more detail the components of our strategy:

Develop Stores in Existing Markets.    We have resumed our new store, store relocation and store remodeling program. Our goal is to open or relocate 80 stores by the end of fiscal 2006, of which we expect that approximately 70% will be relocated stores and the remaining 30% will be new stores. As part of this program, we plan to remodel a significant number of stores. The program is focused on our strongest existing markets. An integral part of the program is a new prototype store. Nine stores have recently been constructed and opened utilizing the new prototype. We believe that this program over the longer term, along with the execution of the near term strategy of improving store productivity, will continue to increase our sales.

Grow our Pharmacy Sales and Attract More Customers.    We believe that customer service and convenience are key factors to growing pharmacy sales. To improve customer service, we are focused on our "With us it's personal" program that is aimed at delivering more personalized service along with timely delivery to our customers. To help our pharmacists do this, we have completed the development and roll out of our new pharmacy management and dispensing system. This new system, which we call "Nexgen," provides our pharmacists with better tools and information to meet our customers' needs. In addition, the new system provides management with important information about the performance of each pharmacy in critical operating areas that drive customer service. We provide our customers with what we believe to be an easy and convenient way to order refills over the telephone or the internet using our automatic refill program. To provide better value to our customers we recommend, when appropriate, the utilization of generic drugs. Generic drugs, which often cost our customers significantly less than a branded drug, are also more profitable for us. We also plan to grow sales of prescriptions to senior citizens through a program called "Living More" that provides newsletters and discounts. Our Living More program also positions us for greater participation in Medicare endorsed prescription programs.

To help grow sales and script count, we acquire pharmacy files from other drug stores and have initiatives designed to attract and retain those customers. We have also recently added the capability to provide pharmacy benefit management ("PBM") services to employers, health plans and insurance companies. We intend to offer, through our PBM capabilities, a 90 day at retail alternative to mail order. We also believe that providing PBM services will create opportunities to direct customers to our stores.

Grow Front-End Sales.    We intend to grow front-end sales through continued emphasis on core drugstore categories, a commitment to health and wellness products to enhance our pharmacy position, a focus on seasonal and cross-merchandising, offering a wider selection of products and services to our customers and effective promotions in our weekly advertising circulars. Our focus for expanding our products and services includes a continued strengthening of our collaborative relationship with our suppliers, an emphasis on our Rite Aid private brand products, which provide better value for our customers and higher margins for us, offering ethnic products targeted to selected markets and utilizing digital technology in our one-hour photo development. We believe that the new store and relocation program described above will also contribute to an increase in our front-end sales.

Focus on Customers and Associates.    Our "With us, it's personal" commitment encourages associates to provide customers with a superior customer service experience. We obtain feedback on our customer service performance by utilizing an automated survey system that collects store specific information from customers shortly after the point of sale and frequent customer surveys by an independent third party. We also have several programs in place that enhance customer satisfaction, examples of which are the maintenance of a customer support center that centrally receives and processes all customer calls and our "never out of stock" program. We continue to develop and implement associate training programs to improve customer satisfaction and educate our associates about the products we offer. We have implemented programs that create compensatory and other incentives for associates to provide customers with excellent service. We believe that these steps further enable and motivate our associates to deliver superior customer service.

The Offering

Issuer	Rite Aid Corporation

Securities offered	4,600,000 shares of % Series I mandatory convertible preferred stock, which we refer to in this prospectus supplement as the "mandatory convertible preferred stock." To the extent that the underwriters sell more than 4,600,000 shares of mandatory convertible preferred stock, they have the option to purchase an additional 600,000 shares of mandatory convertible preferred stock from us at the initial offering price, less the underwriting discounts and commissions.

Initial price to public	$25.00 for each share of mandatory convertible preferred stock.

Dividends	$ for each share of mandatory convertible preferred stock per year. Dividends will be cumulative from the date of issuance and to the extent that assets are legally available to pay dividends and our board of directors or an authorized committee of our board declares a dividend payable, we will pay dividends in cash, shares of our common stock, or any combination thereof, in our sole discretion, every quarter. Shares of our common stock used to pay dividends will be delivered to the transfer agent to be sold, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. See "Risk Factors— Delaware law and the terms of our senior secured credit facility and debt indentures may restrict us from paying cash dividends on our mandatory convertible preferred stock" and "—We cannot assure you that we will file or will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our mandatory convertible preferred stock in shares of our common stock."

Dividend payment dates	The 1st calendar day (or the following business day if such day is not a business day) of each February, May, August and November, commencing on November 1, 2005, other than the last dividend payment which will be paid on November 17, 2008.

Mandatory conversion date	November 17, 2008, which we call the "automatic conversion date."

Mandatory conversion	On the automatic conversion date, each share of mandatory convertible preferred stock will automatically convert into shares of our common stock, based on the conversion rate then in effect.

The holders of our mandatory convertible preferred stock on the automatic conversion date will have the right to receive a dividend of cash, shares of our common stock, or any combination of cash and common stock, as we determine in our sole discretion, in an amount equal to the accumulated and unpaid dividends on our mandatory convertible preferred stock as of the automatic conversion date, whether or not declared, out of legally available assets.

Conversion rate	The conversion rate for each share of mandatory convertible preferred stock will not be fewer than shares of our common stock and no more than shares of our common stock, and will depend on the applicable market value of our common stock, as described below. The conversion rate is subject to certain adjustments, including those described under "Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments."

The applicable market value is the average of the volume-weighted average prices per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the automatic conversion date. To the extent that we enter into a reorganization event (as defined under "Description of Mandatory Convertible Preferred Stock —Anti-dilution Adjustments"), applicable market value shall mean the value of an exchange property unit value (as defined under "Description of Mandatory Convertible Preferred Stock —Anti-dilution Adjustments—Reorganization Events") and it will be calculated as described under "Description of Mandatory Convertible Preferred Stock—Conversion—Automatic Conversion of Our Mandatory Convertible Preferred Stock."

The following table illustrates the conversion rate per share of mandatory convertible preferred stock and the value of our common stock issuable upon conversion on the automatic conversion date, at the applicable market value shown, subject to certain adjustments described under "Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments."

Applicable market value on automatic conversion date	Conversion rate
equal to or greater than $
greater than $ and less than $	less than and greater than
Less than or equal to $

Provisional conversion at the option of Rite Aid	If the closing price per share of our common stock exceeds $ for at least 20 trading days within a period of 40 consecutive trading days, we may elect to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding for shares of our common stock at a conversion rate determined in accordance with the provisions described under "Description of Mandatory Convertible Preferred Stock—Conversion—Automatic Conversion of Our Mandatory Convertible Preferred Stock," subject to certain adjustments as described under "Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments," only if, in addition to issuing you the shares of common stock, we either:

•	pay you in cash (1) an amount equal to any accumulated and unpaid dividend payments on our mandatory convertible preferred stock, whether or not declared, and (2) the present value of all the remaining dividend payments through and including November 17, 2008, on our mandatory convertible preferred stock, computed using a discount rate equal to the Treasury Yield as defined in this prospectus supplement under "Description of Mandatory Convertible Preferred Stock—Conversion—Provisional Conversion at the Option of Rite Aid," in each case, out of legally available assets, or

•	increase the number of shares of our common stock to be issued on conversion by an amount equal to the sum of the accrued and unpaid dividends and that present value of all remaining dividend payments, divided by the applicable market value per share of our common stock.

See "Description of Mandatory Convertible Preferred Stock—Conversion—Provisional Conversion at the Option of Rite Aid."

Optional conversion	At any time prior to November 17, 2008, you may elect to convert each of your shares of mandatory convertible preferred stock into shares of our common stock. This conversion rate is subject to certain adjustments as described under "Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments."

Conversion upon cash acquisition; make-whole amount and public acquirer change of control	If we are the subject of specified cash acquisitions on or prior to November 17, 2008, under certain circumstances, we will (1) permit conversion of our mandatory convertible preferred stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date at a specified conversion rate determined by reference to the price per share of our common stock paid in such cash acquisition and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including November 17, 2008, as described under "Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control." The applicable conversion rate will be determined based on the date such transaction becomes effective and the price paid per share of our common stock in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of providing for immediate conversion and paying the dividend amount, we may elect to adjust our conversion obligation such that upon conversion of the mandatory convertible preferred stock, we will deliver acquirer common stock as described under "Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control."

Anti-dilution adjustments	The formula for determining the conversion rate on the conversion date and the number of shares of our common stock to be delivered upon an early conversion event may be adjusted if certain events occur. See "Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments."

Liquidation preference	$25.00 per share of mandatory convertible preferred stock, plus an amount equal to the sum of all accumulated and unpaid dividends.

Voting rights	Holders of the mandatory convertible preferred stock will not be entitled to any voting rights, except as required by applicable state law and as described under "Description of Mandatory Convertible Preferred Stock— Voting Rights."

Ranking	The mandatory convertible preferred stock will rank senior in right of payment to all of our common stock now outstanding or to be issued in the future and on parity with our Series E, F, G and H preferred stock now outstanding or to be issued in the future. The terms of the mandatory convertible preferred stock restrict our ability to issue capital stock that ranks senior to the mandatory convertible preferred stock with an aggregate liquidation preference in excess of $50.0 million.

Use of proceeds	We estimate that we will receive approximately $110.5

million in net proceeds ($125.1 million if the underwriters exercise their over-allotment option in full) from the sale of the mandatory convertible preferred stock offered hereby. We intend to use all of the net proceeds, plus available cash, to redeem, at a purchase price of 105% of the liquidation preference, plus accrued dividends, all of our outstanding shares of Series F preferred stock (1,176,497 shares, $100 liquidation preference per share).

Trading	The mandatory convertible preferred stock will be new securities for which no market currently exists. While the underwriters have informed us that they intend to make a market in the mandatory convertible preferred stock, they are under no obligation to do so and may discontinue such activities at any time without notice.

NYSE symbol for Rite Aid common stock	RAD

Risk Factors

Prospective purchasers of our mandatory convertible preferred stock should carefully consider the information set forth under the heading "Risk Factors," together with all other information included or incorporated by reference in this prospectus supplement, before making an investment in the mandatory convertible preferred stock offered by this prospectus supplement.

***

Our headquarters are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and our telephone number is (717) 761-2633. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the trading symbol "RAD." We were incorporated in 1968 and are a Delaware corporation.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes and the interim condensed consolidated financial statements and related notes incorporated by reference into this prospectus supplement. The summary consolidated financial data for the thirteen week periods ended May 28, 2005 and May 29, 2004 are unaudited and not necessarily indicative of the results to be expected for the full year. The following summary financial data does not give pro forma effect to this offering, or to the July 2005 early redemption of all of our outstanding $150.0 million aggregate principal amount of 11.25% senior notes due July 2008.

	Fiscal Year Ended					Thirteen Week Period Ended
	February 26, 2005 (52 weeks)	February 28, 2004 (52 weeks)	March 1, 2003 (52 weeks)	March 2, 2002 (52 weeks)	March 3, 2001 (53 weeks)(1)	May 28, 2005	May 29, 2004
	(Dollars in thousands, except per share amounts)
Operations Data:
Revenues	$16,816,439	$16,600,449	$15,791,278	$15,166,170	$14,516,865	$4,221,436	$4,224,357
Cost and expenses:
Cost of goods sold, including occupancy costs	12,608,988	12,568,729	12,036,003	11,695,871	11,152,285	3,140,803	3,191,456
Selling, general and administrative expenses (2)	3,721,442	3,624,226	3,476,379	3,406,492	3,458,307	947,453	912,845
Goodwill amortization(3)	—	—	—	21,007	20,670	—	—
Store closing and impairment charges (credits)	35,655	22,074	135,328	251,617	388,078	15,532	(4,595)
Interest expense	294,871	313,498	330,020	396,064	649,926	70,851	77,801
Interest rate swap contracts	—	—	278	41,894	—	—	—
Loss (gain) on debt modifications and retirements, net	19,229	35,315	(13,628)	221,054	100,556	—	—
Share of loss from equity investments	—	—	—	12,092	36,675	—	—
Loss (gain) on sale of assets and investments, net	2,247	2,023	(18,620)	(42,536)	(6,030)	(538)	(1,918)
Total costs and expenses	16,682,432	16,565,865	15,945,760	16,003,555	15,800,467	4,174,101	4,175,589
Income (loss) from continuing operations before income taxes	134,007	34,584	(154,482)	(837,385)	(1,283,602)	47,335	68,768
Income tax (benefit) expense	(168,471)	(48,795)	(41,940)	(11,745)	148,957	13,911	5,049

	Fiscal Year Ended					Thirteen Week Period Ended
	February 26, 2005 (52 weeks)	February 28, 2004 (52 weeks)	March 1, 2003 (52 weeks)	March 2, 2002 (52 weeks)	March 3, 2001 (53 weeks)(1)	May 28, 2005	May 29, 2004
	(Dollars in thousands, except per share amounts)
Income (loss) from continuing operations	302,478	83,379	(112,542)	(825,640)	(1,432,559)	33,424	63,719
Income (loss) from discontinued operations, net of income tax expense of $13,846	—	—	—	—	11,335	—	—
Loss on disposal of discontinued operations, net of income tax benefit of $734	—	—	—	—	(168,795)	—	—
Net income (loss)	$302,478	$83,379	$(112,542)	$(825,640)	$(1,590,019)	$33,424	$63,719
Basic and diluted net income (loss) per share:
Income (loss) from continuing operations	$0.50	$0.11	$(0.28)	$(1.81)	$(5.15)	$0.05	$0.11
(Loss) from discontinued operations	—	—	—	—	(0.50)	—	—
Basic net income (loss) per share	$0.50	$0.11	$(0.28)	$(1.81)	$(5.65)	$0.05	$0.11
Diluted net income(loss) per share	$0.47	$0.11	$(0.28)	$(1.81)	$(5.65)	$0.05	$0.10
Balance Sheet Data
Working capital	$1,335,017	$1,894,247	$1,676,889	$1,580,218	$1,955,877	$1,424,639	$1,751,442
Property, plant and equipment, net	1,733,694	1,882,763	1,867,830	2,095,552	3,040,790	1,701,383	1,861,465
Total assets	5,932,583	6,245,634	6,132,766	6,491,281	7,913,693	5,847,557	6,359,031
Total debt(4)	3,311,336	3,891,666	3,862,628	4,056,468	5,894,548	3,147,316	3,889,565
Redeemable preferred Stock(5)	—	—	19,663	19,561	19,457	—	—
Stockholders' equity(deficit)	322,934	(8,277)	(129,938)	(7,527)	(373,619)	360,869	61,343
Other Data:
Cash flows from continuing operations provided by (used in):
Operating activities	$518,446	$227,515	$305,383	$16,343	$(704,554)	$172,840	$216,559
Investing activities	(118,985)	(242,150)	(72,214)	342,531	677,653	(22,146)	(38,335)

	Fiscal Year Ended					Thirteen Week Period Ended
	February 26, 2005 (52 weeks)	February 28, 2004 (52 weeks)	March 1, 2003 (52 weeks)	March 2, 2002 (52 weeks)	March 3, 2001 (53 weeks)(1)	May 28, 2005	May 29, 2004
	(Dollars in thousands, except per share amounts)
Financing activities	(571,395)	(15,931)	(211,903)	(107,109)	(64,324)	(178,478)	(12,828)
Capital expenditures	222,417	267,373	116,154	187,383	141,504	49,717	41,818
Ratio of earnings to fixed charges(6)	1.15	—	—	—	—	1.27	1.41
Basic weighted average shares	518,716,000	515,822,000	515,129,000	474,028,000	314,189,000	520,752,000	516,837,000
Diluted weighted average shares(7)	634,062,000	525,831,000	515,129,000	474,028,000	314,189,000	529,684,000	574,091,000
Number of retail drug stores	3,356	3,382	3,404	3,497	3,648	3,354	3,374
Number of associates	71,200	72,500	72,000	75,000	75,500	72,000	76,000

(1)	PCS was acquired on January 22, 1999. On October 2, 2000, we sold PCS. Accordingly, our Pharmacy Benefit Management ("PBM") segment was reported as a discontinued operation in the fiscal year ended March 3, 2001.

(2)	Includes stock-based compensation expense (benefit). Stock-based compensation expense for the fiscal years ended February 26, 2005 and February 28, 2004 and for the thirteen week periods ended May 28, 2005 and May 29, 2004 was determined using the fair value method set forth in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation. " Stock-based compensation expense (benefit) for the fiscal years ended March 1, 2003, March 2, 2002 and March 3, 2001 was determined using the intrinsic method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees. "

(3)	Effective March 3, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Intangible Assets, " which specifies that goodwill and indefinite life intangibles shall no longer be amortized. Accordingly, no goodwill amortization expense was recorded for the fiscal years ended February 26, 2005, February 28, 2004, and March 1, 2003 and for the thirteen week periods ended May 28, 2005 and May 29, 2004.

(4)	Total debt included capital lease obligations of $168.3 million, $183.2 million, $176.2 million, $182.6 million, $1.1 billion, $174.9 million and $182.5 million as of February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, March 3, 2001, May 28, 2005 and May 29, 2004, respectively.

(5)	Redeemable preferred stock of $19,868, $19,766, $19,893 and $19,791 was included in "Other Non-current liabilities" as of February 26, 2005, February 28, 2004, May 28, 2005 and May 29, 2004, respectively.

(6)	Calculated by dividing earnings by fixed charges. For this purpose, earnings include income (loss) from continuing operations before income taxes plus fixed charges before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt incurrence costs, preferred stock dividends and that portion of rental expense which is representative of the interest factors in those rentals. For fiscal 2004, fiscal 2003, fiscal 2002 and fiscal 2001, earnings were insufficient to cover fixed charges by approximatly $2.6 million, $204.3 million, $868.5 million and $1,291.2 million, respectively.

(7)	Diluted weighted average shares for the year ended February 26, 2005 included the impact of stock options, convertible debt and preferred stock, as calculated under the treasury stock method. Diluted weighted average shares for the year ended February 28, 2004 and the thirteen week period ended May 28, 2005 included the impact of stock options, as calculated under the treasury stock method. Diluted weighted average shares for the thirteen week period ended May 29, 2004 included the impact of convertible debt and stock options, as calculated under the treasury method.

RISK FACTORS

An investment in our mandatory convertible preferred stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus supplement, before buying the mandatory convertible preferred stock offered hereby. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

Risks Related to our Financial Condition

We are highly leveraged. Our substantial indebtedness could limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary.

We had, as of May 28, 2005, $3.1 billion of outstanding indebtedness (not including obligations under the receivables securitization agreements and without giving effect to our subsequent redemption of our 11.25% notes due 2008) and stockholders' equity of $360.9 million. We also had additional borrowing capacity under our revolving credit facility of $837.7 million at that time, net of outstanding letters of credit of $112.3 million. Our debt obligations adversely affect our operations in a number of ways and while we believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service and capital expenditures through fiscal year 2006, there can be no assurance that our cash flow from operations will be sufficient to service our debt, which may require us to borrow additional funds for that purpose, restructure or otherwise refinance our debt. Our ratio of earnings to fixed charges for fiscal 2005 was 1.15. Our earnings were insufficient to cover fixed charges for fiscal 2004 by $2.6 million and by considerably higher amounts prior to fiscal 2004.

Our high level of indebtedness will continue to restrict our operations. Among other things, our indebtedness will:

•	limit our ability to obtain additional financing;

•	limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	require us to dedicate a substantial portion of our cash flow to service our debt.

Our ability to make payments on our debt depends upon our ability to substantially improve our operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If our cash flow from our operating activities is insufficient, we may take certain actions, including delaying or reducing capital or other expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. We may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our existing debt agreements limit our ability to take certain of these actions. Our failure to earn enough to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

Borrowings under our senior credit facility and expenses related to the sale of our accounts receivable under our receivables securitization agreements are based upon variable rates of interest, which could result in higher expense in the event of increases in interest rates.

Approximately $447.8 million of our outstanding indebtedness as of May 28, 2005 bears an interest rate that varies depending upon LIBOR. If we borrow additional amounts under our senior credit facility, the interest rate on those borrowings will also vary depending upon LIBOR. Further, we pay ongoing program fees under our receivables securitization agreements that vary depending upon LIBOR. If LIBOR rises, the interest rates on outstanding debt and the program fees under our receivables securitization program will increase. Therefore an increase in LIBOR would increase our interest payment obligations under these outstanding loans, increase our receivables securitization program fee payments and have a negative effect on our cash flow and financial condition. We currently do not maintain any hedging contracts that would limit our exposure to variable rates of interest.

The covenants in our outstanding indebtedness impose restrictions that may limit our operating and financial flexibility.

The covenants in the instruments that govern our outstanding indebtedness restrict our ability to:

•	incur liens and debt;

•	pay dividends;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations, assets dispositions, sale-leaseback transactions and affiliate transactions;

•	change our business;

•	amend some of our debt and other material agreements;

•	issue and sell capital stock of subsidiaries;

•	restrict distributions from subsidiaries; and

•	grant negative pledges to other creditors.

In addition, if we have less than $300.0 million in available borrowings under our revolving credit facility, we will be subject to certain financial covenant ratios. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

If we obtain modifications of our agreements, or are required to obtain waivers of defaults, we may incur significant fees and transaction costs. In fiscal 2005 and the previous four fiscal years, we modified certain covenants contained in our then existing senior secured credit facility and loan agreements. In connection with obtaining these modifications, we paid significant fees and transaction costs.

Risks Related to our Operations

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy or if our strategy is negatively affected by general economic conditions.

We have not yet achieved the sales productivity level of our major competitors. We believe that improving the sales of existing stores is important to achieving profitability and continuing to improve operating cash flow. If we are not successful in implementing our strategy, or if our strategy is not effective, we may not be able to improve our operations. In addition, any adverse change in general economic conditions can adversely affect consumer buying practices and reduce our sales of front-end products, which are our higher margin products, and cause a proportionately greater decrease in our profitability. Failure to continue to improve our operations or a decline in general economic conditions would adversely affect our results of operations, financial condition and cash flows and our ability to make principal or interest payments on our debt.

Our new store and store relocation development program requires us to enter into construction and development commitments and occasionally purchase land that we will not utilize for several years which may limit our financial flexibility.

We will enter into significant construction and development commitments as part of our new store and store relocation development program. Also, we will occasionally make capital expenditures to acquire land that may not be used for several years. Even if there are significant negative economic or competitive developments in our industry, financial condition or the regions where we have made these commitments, we are obligated to fulfill these commitments. Further, if we subsequently dispose of the property that we acquire, we may receive less than our purchase price or the net book value of such property, which may result in financial loss.

We are dependent on our management team, and the loss of their services could have a material adverse effect on our business and the results of our operations or financial condition.

The success of our business is materially dependent upon the continued services of our executive management team. The loss of key personnel could have a material adverse effect on the results of our operations, financial condition or cash flows. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future.

There are currently pending both civil and criminal investigations by the United States Attorney. In addition to any fines or damages that we might have to pay, any criminal conviction against us may result in the loss of licenses and contracts that are material to the conduct of our business, which would have a negative effect on our results of operations, financial condition and cash flows.

There are currently pending both civil and criminal governmental investigations by the United States Attorney involving matters related to prior management's business practices. Settlement discussions have begun with the United States Attorney of the Middle District of Pennsylvania, who has proposed that the government would not institute any criminal proceeding against us if we enter into a consent judgment providing for a civil penalty payable over a period of years. The amount of the civil penalty has not been agreed to and there can be no assurance that a settlement will be reached or that the amount of such penalty will not have a material adverse effect on our financial condition and results of operations. We recorded an accrual of $20.0 million in fiscal 2003 in connection with the resolution of these matters; however, we may incur charges in excess of that amount and we are unable to estimate the possible range of loss. We will continue to evaluate our estimate and to the extent that additional information arises or our strategy changes, we will adjust our accrual accordingly.

If we were convicted of any crime, certain licenses and government contracts, such as Medicaid plan reimbursement agreements that are material to our operations, may be revoked, which would have a material adverse effect on our results of operations and financial condition. In addition, substantial penalties, damages or other monetary remedies assessed against us could also have a material adverse effect on our results of operations, financial condition and cash flows.

Given the size and nature of our business, we are subject from time to time to various lawsuits which, depending on their outcome, may have a negative impact on our results of operations, financial condition and cash flows.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in this relationship may have a negative effect on our results of operations, financial condition and cash flow.

We obtain approximately 93% of the dollar value of our prescription drugs from a single supplier, McKesson Corp. ("McKesson"), pursuant to a contract that runs through March 2009. Pharmacy sales represented approximately 63.6% of our total sales during fiscal 2005, and, therefore, our relationship with McKesson is important to us. Any significant disruptions in our relationship with McKesson would make it difficult for us to continue to operate our business until we executed a replacement strategy. There can be no assurance that we would be able to find a replacement supplier on a timely basis or that such supplier would be able to fulfill our demands on similar terms, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to our Industry

The markets in which we operate are very competitive and further increases in competition could adversely affect us.

We face intense competition with local, regional and national companies, including other drugstore chains, independently owned drugstores, supermarkets, mass merchandisers, discount stores, dollar stores and mail order pharmacies. Our industry also faces growing competition from companies who import drugs directly from other countries, such as Canada. We may not be able to effectively compete against them because our existing or potential competitors may have financial and other resources that are superior to ours. In addition, we may be at a competitive disadvantage because we are more highly leveraged than our competitors. The ability of our stores to achieve profitability depends on their ability to achieve a critical mass of customers. We believe that the continued consolidation of the drugstore industry will further increase competitive pressures in the industry. As competition increases, a significant increase in general pricing pressures could occur, which would require us to increase our sales volume and to sell higher margin products and services in order to remain competitive. We cannot assure you that we will be able to continue effectively to compete in our markets or increase our sales volume in response to further increased competition.

Another adverse trend for drugstore retailing has been initiatives to contain rising healthcare costs leading to the rapid growth in mail order prescription processors. These prescription distribution methods have grown in market share relative to drugstores as a result of the rapid rise in drug costs experienced in recent years and are predicted to continue to rise. Mail order prescription distribution methods are perceived by employers and insurers as being less costly than traditional distribution methods and are being encouraged, and, in some cases, required, by third party pharmacy benefit managers, employers and unions that administer benefits. As a result, some labor unions and employers are requiring, and others may encourage or require, that their members or employees obtain medications from mail order pharmacies which offer drug prescriptions at prices lower than we are able to offer. For example, following the thirteen week period ended May 28, 2005, we disclosed that our sales continued to be negatively impacted by mandatory mail prescription programs, including the United Auto Workers' program. Mail order prescription distribution has negatively affected sales for traditional chain drug retailers, including us, in the last few years and we expect such negative effect to continue in the future. There can be no assurance that our efforts to offset the effects of mail order will be successful.

Changes in third-party reimbursement levels for prescription drugs could reduce our margins and have a material adverse effect on our business.

Sales of prescription drugs, as a percentage of sales, and the percentage of prescription sales reimbursed by third parties, have been increasing and we expect them to continue to increase. In fiscal 2005 and the thirteen week period ended May 28, 2005, sales of prescription drugs represented 63.6% and 64.0%, respectively, of our sales and 93.5% and 93.9%, respectively, of all of the prescription drugs that we sold were with third party payors. During fiscal 2005, the top five third-party payors accounted for approximately 31.6% of our total sales, the largest of which represented 10.4% of our total sales. Any significant loss of third-party payor business could have a material adverse effect on our business and results of operations. Also, these third-party payors could reduce the levels at which they will reimburse us for the prescription drugs that we provide to their members. Furthermore, the passing in December 2003 of the Medicare Prescription Drug, Improvement and Modernization Act will grant a prescription drug benefit to participants. As a result of this benefit, we may be reimbursed for some prescription drugs at prices lower than our current reimbursement levels. In fiscal 2005, approximately 12.4% of our revenues were from state sponsored Medicaid agencies. There have been a number of recent proposals and enactments by various states to reduce Medicaid reimbursement levels in response to budget problems, some of which propose to reduce reimbursement levels in the applicable states significantly, and we expect other similar proposals in the future. If third-party payors reduce their reimbursement levels or if Medicare or state Medicaid programs cover prescription drugs at lower reimbursement levels, our margins on these sales would be reduced, and the profitability of our business and our results of operations, financial condition or cash flows could be adversely affected.

We are subject to governmental regulations, procedures and requirements; our noncompliance or a significant regulatory change could adversely affect our business, the results of our operations or our financial condition.

Our pharmacy business is subject to federal, state and local regulation. These include local registrations of pharmacies in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements and could adversely affect the continued operation of our business. Furthermore, our pharmacies could be affected by federal and state reform programs, such as healthcare reform initiatives which could, in turn, negatively affect our business. The passing of these initiatives or any new federal or state programs could adversely affect our results of operations, financial condition or cash flows.

Our pharmacy business is subject to the patient privacy and other obligations including corporate, pharmacy and associate responsibility, imposed by the Health Insurance Portability and Accountability Act. As a covered entity, we are required to implement privacy standards, train our associates on the permitted use and disclosures of protected health information, provide a notice of privacy practice to our pharmacy customers and permit pharmacy health customers to access and amend their records and receive an accounting of disclosures of protected health information. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

Certain risks are inherent in providing pharmacy services; our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings and unintentional distribution of counterfeit drugs. In addition, federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact our business. Our pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Although we maintain professional liability and errors and omissions liability insurance, from time to time, claims result in the payment of significant amounts, some portions of which are not funded by insurance. We cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which we self-insure or we suffer reputational harm as a result of an error or omission.

We will not be able to compete effectively if we are unable to attract, hire and retain qualified pharmacists.

There is a nationwide shortage of qualified pharmacists. In response, we have implemented improved benefits and training programs in order to attract, hire and retain qualified pharmacists. We have also expanded our pharmacist recruiting efforts through an increase in the number of recruiters, improved our pharmacist intern program and taken efforts to improve relations with pharmacy schools. However, we may not be able to attract, hire and retain enough qualified pharmacists. This could adversely affect our operations.

We may be subject to significant liability should the consumption of any of our products cause injury, illness or death.

Products that we sell could become subject to contamination, product tampering, mislabeling or other damage requiring us to recall our private label products. In addition, errors in the dispensing and packaging of pharmaceuticals could lead to serious injury or death. Product liability claims may be asserted against us with respect to any of the products or pharmaceuticals we sell and we may be obligated to recall our private brand products. A product liability judgment against us or a product recall could have a material, adverse effect on our business, financial condition or results of operations.

Risks Related to the Offering

The market price of our mandatory convertible preferred stock will be directly affected by the market price of our common stock, which may be volatile, and other factors:

To the extent there is a secondary market for our mandatory convertible preferred stock, we believe that the market price of our mandatory convertible preferred stock will be directly affected by the market price of our common stock. We cannot predict how our common stock will trade. This may result in greater volatility in the market price of the mandatory convertible preferred stock than would be expected for nonconvertible preferred stock. From January 1, 2004 to August 15, 2005, the reported high and low closing sales prices for our common stock ranged from a low of $3.35 per share to a high of $6.14 per share. The market price of our common stock will likely continue to fluctuate in response to a number of factors including the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	changes in financial estimates and recommendations by financial analysts;

•	developments related to litigation or the civil and criminal investigations by the United States Attorney;

•	our ability to meet our debt service obligations;

•	dispositions, acquisitions and financings;

•	changes in the ratings of our other securities, including the August 12, 2005 revision of our outlook to negative from stable by Standard & Poor's Ratings Services;

•	hedging transactions undertaken by holders of our securities;

•	fluctuations in the stock price and operating results of our competitors;

•	ability to hire and retain pharmacists and other store personnel;

•	changes to federal, state and local regulations; and

•	changes in third-party payor drug reimbursements and mail-order prescription programs.

In addition, the stock markets in general, including the New York Stock Exchange, experience price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that could be unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our mandatory convertible preferred stock and our common stock.

Purchasers of mandatory convertible preferred stock who convert their shares into common stock may incur immediate dilution.

Persons purchasing our mandatory convertible preferred stock who convert their shares into our common stock may incur immediate and substantial net tangible book value dilution.

In addition, the terms of our mandatory convertible preferred stock do not restrict our ability to offer new series of preferred stock that are on parity with the mandatory convertible preferred stock offered hereby, to issue new series of preferred stock that are senior to the mandatory convertible preferred stock offered hereby, with an aggregate liquidation preference of up to $50.0 million or to engage in other transactions that could dilute our mandatory convertible preferred stock. We have no obligation to consider the interests of the holders of our mandatory convertible preferred stock in engaging in any such offering or transaction.

A holder of our mandatory convertible preferred stock may realize some or all of a decline in the market value of our common stock.

The number of shares of our common stock that you will receive upon the automatic conversion of your shares of mandatory convertible preferred stock is not fixed but instead will depend on the average volume-weighted average price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the automatic conversion date, subject to adjustment, which we refer to as the applicable market value. The market value of common stock received by you on the automatic conversion date may be less than the effective price per share paid by you for our common stock by buying the shares of mandatory convertible preferred stock. The applicable market value of our common stock on November 17, 2008, may be less than $              per share, which we call the initial price. If that market value is less than the initial price, then holders of our mandatory convertible preferred stock will receive shares of our common stock on                          , 2008, with a market per share value that is less than the initial price. Accordingly, a holder of mandatory convertible preferred stock assumes the entire risk that the market value of our common stock may decline. Any decline in the market value of our common stock may be substantial.

The opportunity for equity appreciation provided by an investment in the shares of our mandatory convertible preferred stock is less than that provided by a direct investment in our common stock.

The opportunity for equity appreciation provided by an investment in our mandatory convertible preferred stock is less than that provided by a direct investment in our common stock. The applicable market value of our common stock on November 17, 2008, must exceed the threshold appreciation price of $              before a holder of our mandatory convertible preferred stock will realize any equity appreciation in connection with a mandatory conversion.

Holders of our mandatory convertible preferred stock will have no rights as holders of common stock until they acquire our common stock.

Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by applicable state law and as described under "Description of Mandatory Convertible Preferred Stock—Voting Rights"), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date.

The mandatory convertible preferred stock offered hereby has never been publicly traded and may never be publicly traded.

Prior to this offering, there has been no public market for our mandatory convertible preferred stock offered hereby. Our mandatory convertible preferred stock has not been listed on any stock exchange. There can be no assurance that an active trading market will develop, or if developed, that an active trading market will be maintained. The underwriters have advised us that they intend to facilitate secondary market trading by making a market in the shares of mandatory convertible preferred stock offered hereby. However, the underwriters are not obligated to make a market in the shares of mandatory convertible preferred stock and may discontinue market making activities at any time.

The shares of mandatory convertible preferred stock will rank junior to all of our and our subsidiaries' liabilities and any senior preferred stock that we issue and pari passu with our Series E, F, G and H preferred stock in the event of a bankruptcy, liquidation or winding up of our assets.

In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on our mandatory convertible preferred stock only after all of our liabilities have been paid and only on a pari passu basis with our Series E, F, G and H preferred stock and any other pari passu preferred stock we may issue hereafter. In addition, our mandatory convertible preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock of our subsidiaries held by third parties. The rights of holders of our mandatory convertible preferred stock effectively to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary's creditors and preferred equity holders. As of May 28, 2005, we had total consolidated liabilities of $5.5 billion. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries' liabilities, to pay amounts due on any or all of our mandatory convertible preferred stock. To the extent we have assets remaining after paying our and our subsidiaries' liabilities, we are obligated to pay amounts due on any senior preferred stock that we issue prior to and any amounts due on any or all of our Series E, F, G and H preferred stock then outstanding and any other pari passu preferred stock that we may issue in the future on a pari passu basis with amounts due on any or all of our preferred stock then outstanding. We are permitted to issue up to $50.0 million aggregate liquidation preference of senior preferred stock without the consent of the holders of our mandatory convertible preferred stock.

The value of our mandatory convertible preferred stock may be adversely affected by modifications to our capital structure for which the conversion rate will not be adjusted.

The number of shares of common stock that you are entitled to receive on the conversion date, or as a result of early conversion of a share of mandatory convertible preferred stock, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. However, we will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with acquisitions. As a result, an event that adversely affects the value of the shares of mandatory convertible preferred stock, but does not result in an adjustment to the conversion rate, could occur.

Delaware law and the terms of our senior secured credit facility and debt indentures may restrict us from paying cash dividends on our mandatory convertible preferred stock.

Delaware law provides that we may pay dividends on the mandatory convertible preferred stock only to the extent that assets are legally available to pay such dividends. Legally available assets mean the amount of our surplus. Our surplus is the amount by which our total assets exceed the sum of (x) our total liabilities, including our contingent liabilities, and (y) the amount of our capital. In accordance with Delaware law, the amount of our total assets and total liabilities is determined by our board of directors each time we intend to declare dividends. If there is no surplus, legally available assets means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year.

The terms of our senior secured credit facility and our other long-term debt instruments limit our ability to pay cash dividends on any shares of our mandatory convertible preferred stock.

Furthermore, if we are in default under our senior secured credit facility, our ability to pay cash dividends will be limited in the absence of a waiver from that default or an amendment to our senior secured credit facility. Similar prohibitions may be applicable under our debt indentures. In these circumstances, we cannot assure you that we will be able to successfully obtain such waivers or negotiate an amendment.

In addition, because we are a holding company, our ability to pay cash dividends on shares of our mandatory convertible preferred stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries. Accordingly, there is no guarantee that we will be able to pay any cash dividends on shares of our mandatory convertible preferred stock, including upon mandatory conversion.

We cannot assure you that we will file or will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our mandatory convertible preferred stock in shares of our common stock.

We are permitted to pay dividends on our mandatory convertible preferred stock by delivering shares of our common stock to the transfer agent to be sold. We may pay dividends in this manner, however, only if there is an effective registration statement permitting the transfer agent to sell our common stock in the public market. We cannot assure you that we will or will be able to file, cause to be declared effective or keep effective, as the case may be, such registration statement.

The conversion rate and payment you may receive in respect of shares of mandatory convertible preferred stock converted in connection with certain cash acquisitions of us may not adequately compensate you for the lost option time value of your mandatory convertible preferred stock as a result of such fundamental change.

If certain cash acquisitions of us occur on or prior to November 17, 2008, under certain circumstances, we will (1) permit conversion of our mandatory convertible preferred stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including November 17, 2008, as described under "Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control." The applicable conversion rate will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock in such transaction as described below under "Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control." While the conversion rate and the additional payment amount is designed to compensate you for the lost option time value of your mandatory convertible preferred stock as a result of such transaction, the amount of the make whole premium is only an approximation of such lost value and may not adequately compensate you for such loss.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The number of shares of common stock that you are entitled to receive upon conversion is subject to adjustment for certain events, including from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us or a third party that modify our capital structure. If the conversion rate is adjusted, under certain circumstances, you might be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. In addition, non-U.S. holders of the mandatory convertible preferred stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes and incorporates by reference forward-looking statements. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our high level of indebtedness;

•	our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our senior secured credit facility and other debt agreements;

•	our ability to improve the operating performance of our existing stores in accordance with our long term strategy;

•	our ability to hire and retain pharmacists and other store personnel;

•	our ability to open or relocate stores according to our real estate development program;

•	the outcomes of pending lawsuits and governmental investigations;

•	competitive pricing pressures and continued consolidation of the drugstore industry; and

•	the efforts of third-party payors to reduce prescription drug reimbursements and encourage mail order, changes in state or federal legislation or regulations, the success of planned advertising and merchandising strategies, general economic conditions and inflation, interest rate movements, access to capital, and our relationships with our suppliers.

We undertake no obligation to revise the forward-looking statements included or incorporated by reference in this prospectus supplement to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the section entitled "Risk Factors" included in this prospectus supplement. In addition, you are advised to review any further disclosures we make on related subjects in reports we file with the SEC.

USE OF PROCEEDS

We estimate that we will receive approximately $110.5 million in net proceeds from the sale of the 4,600,000 shares of mandatory convertible preferred stock offered hereby ($125.1 if the underwriters exercise their over-allotment option in full). We intend to use all of the net proceeds, plus available cash, to redeem, at a purchase price of 105% of the liquidation preference, plus accrued dividends, all of our outstanding shares of Series F preferred stock (1,176,497 shares, $100 liquidation preference per share).

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and total capitalization as of May 28, 2005: (i) on an actual basis, (ii) as adjusted to give effect to the redemption of our 11.25% senior notes due 2008 and the declaration and payment of a regularly scheduled dividend on each of the Series F, G and H preferred stock in the amount of $2,307, $2,014 and $1,722, respectively, which dividends were paid in additional shares of the respective series of preferred stock and (iii) as further adjusted to give effect to this offering, including the anticipated use of proceeds therefrom.

	May 28, 2005
	Actual	As Adjusted	As Further Adjusted
	(In thousands, except share amounts)
Cash and cash equivalents(1)	$135,037	$135,037	$120,487
Long-term debt, including current portion:
Secured Debt:(2)
Senior credit facility:
Revolving Credit Facility due 2009	$—	$—	$—
Term Loan due 2009	447,750	447,750	447,750
12.5% senior secured notes due 2006(3)	139,816	139,816	139,816
8.125% senior secured notes due 2010(4)	356,666	356,666	356,666
9½% senior secured notes due 2011	300,000	300,000	300,000
7½% senior secured notes due 2015	200,000	200,000	200,000
Other secured debt	2,321	2,321	2,321
	1,446,553	1,446,553	1,446,553
Lease Financing Obligations	174,915	174,915	174,915
Unsecured Debt:
6.0% fixed-rate senior notes due 2005	38,047	38,047	38,047
4.75% convertible notes due 2006(5)	247,875	247,875	247,875
7.125% senior notes due 2007	184,074	184,074	184,074
11.25% senior notes due 2008(6)	150,000	—	—
6.125% fixed-rate senior notes due 2008	150,000	150,000	150,000
9.25% senior notes due 2013(7)	148,079	148,079	148,079
6.875% senior debentures due 2013	184,773	184,773	184,773
7.7% notes due 2027	295,000	295,000	295,000
6.875% fixed-rate senior notes due 2028	128,000	128,000	128,000
	1,525,848	1,375,848	1,375,848
Total debt	3,147,316	2,997,316	2,997,316
Stockholders' equity:

Series E preferred stock, par value $1 per share, liquidation preference $50 per share, 2,500,000 shares authorized, 2,500,000 shares issued and outstanding actual, as adjusted and as further adjusted	120,000	120,000	120,000
Series F preferred stock, par value $1 per share, liquidation preference $100 per share, 2,000,000 shares authorized, 1,153,430 shares issued and outstanding actual, 1,176,497 shares issued and outstanding as adjusted, no shares issued and outstanding as further adjusted(8)	115,343	117,650	—

	May 28, 2005
	Actual	As Adjusted	As Further Adjusted
	(In thousands, except share amounts)
Series G preferred stock, par value $1 per share, liquidation preference $100 per share, 2,000,000 shares authorized, 1,150,600 shares issued and outstanding actual, 1,170,737 shares issued and outstanding as adjusted and as further adjusted	115,060	117,074	117,074
Series H preferred stock, par value $1 per share, liquidation preference $100 per share, 2,000,000 shares authorized, 1,147,770 shares issued and outstanding actual, 1,164,991 shares issued and outstanding as adjusted, and as further adjusted	114,777	116,499	116,499
Series I preferred stock, par value $1 per share, liquidation preference $25 per share, shares authorized, no shares issued and outstanding actual and as adjusted, 4,600,000 shares issued and outstanding as further adjusted(9)	—	—	110,525
Common stock, par value $1 per share, 1,000,000,000 shares authorized, 520,903,000 shares issued and outstanding actual, as adjusted and as further adjusted	520,903	520,903	520,903
Additional paid-in capital(10)	3,119,513	3,113,470	3,111,928
Accumulated deficit(11)	(3,722,722)	(3,731,908)	(3,737,791)
Accumulated other comprehensive loss	(22,005)	(22,005)	(22,005)
Total stockholders' equity	360,869	351,683	337,133
Total capitalization	3,508,185	3,348,999	3,334,449

(1)	As further adjusted amount reflects the difference between the net proceeds from the sale of our Series I preferred stock offered hereby and the redemption of the outstanding shares of Series F stock. As further adjusted cash would be $135,037 if the underwriters exercise their over-allotment in full. See "Use of Proceeds."

(2)	Does not include off balance sheet obligations under our accounts receivable securitization program in the amount of $150,000.

(3)	Represents principal amount of $142,025 less unamortized discount of $2,209.

(4)	Represents principal amount of $360,000 less unamortized discount of $3,334.

(5)	Represents principal amount of $250,000 less unamortized discount of $2,125.

(6)	Reflects the early redemption of the full outstanding balance of our 11.25% senior notes. The redemption was financed by additional proceeds from our accounts receivable securitization program.

(7)	Represents principal amount of $150,000 less unamortized discount of $1,921.

(8)	As further adjusted reflects the redemption of 1,176,497 shares of outstanding Series F preferred stock. See "Use of Proceeds."

(9)	Represents net proceeds from the sale of the mandatory convertible preferred stock offered hereby. The as further adjusted net proceeds from the sale of the mandatory convertible preferred stock would be $125,075 if the underwriters exercise their over-allotment option in full and the number of shares issued would be 5,200,000.

(10)	As adjusted additional paid in capital is reduced by the payment, in shares, of the regularly scheduled dividends on each of the Series F, G and H preferred stock. As further adjusted additional paid in capital reflects a cash dividend payment on the Series F preferred stock of $1,542 that accrued from the last scheduled dividend through the redemption date.

(11)	As adjusted amount reflects a charge of $9,186 incurred for the early redemption of our 11.25% senior notes. As further adjusted amount reflects the redemption of 1,176,497 shares of outstanding Series F preferred stock that is in excess of the liquidation preference.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock, par value $1.00 per share, is listed on the New York and Pacific Stock Exchanges under the symbol "RAD." As of August 10, 2005, we had approximately 19,863,810 record shareholders and had outstanding 521,583,225 shares of common stock. Quarterly high and low stock prices, based on closing sales prices per share on the New York Stock Exchange, are shown below. The last reported sale price for our common stock on August 15, 2005 was $4.60 per share.

	High	Low
Fiscal Year 2006
First quarter	$4.24	$3.49
Second quarter (through August 15, 2005)	$4.83	$3.96
Fiscal Year 2005
First quarter	$5.75	$4.53
Second quarter	$5.38	$4.38
Third quarter	$4.58	$3.35
Fourth quarter	$3.81	$3.41
Fiscal Year 2004
First quarter	$3.90	$2.17
Second quarter	$5.05	$3.67
Third quarter	$6.30	$4.73
Fourth quarter	$6.40	$5.25

We have not declared or paid any cash dividends on our common stock since the third quarter of fiscal year 2000 and we do not anticipate paying cash dividends in the foreseeable future. Our senior secured credit facility does not allow us to pay cash dividends on our common stock. Some of the indentures that govern our other outstanding indebtedness also restrict our ability to pay dividends.

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The description in this prospectus supplement of the terms of our mandatory convertible preferred stock is only a summary. The terms of our mandatory convertible preferred stock are contained in a certificate of designations that amends our restated certificate of incorporation, as amended. We have previously filed with the SEC copies of our restated certificate of incorporation, as amended. See "Where You Can Find More Information." For a complete description of the terms of our mandatory convertible preferred stock, please see the certificate of designations, which will be filed with the SEC as an exhibit to a current report on Form 8-K after the date of this prospectus supplement.

General

Our certificate of incorporation, as amended, authorizes the issuance of 20,000,000 shares of preferred stock, par value $1.00 per share, in one or more series and on the terms and conditions determined by our board of directors. When issued, our mandatory convertible preferred stock will constitute a single series of our preferred stock, consisting of 4,600,000 shares (or 5,200,000 shares if the underwriters exercise in full their over-allotment option in accordance with the procedures set forth in "Underwriting"). The liquidation preference of our mandatory convertible preferred stock will be $25.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends. The holders of shares of our mandatory convertible preferred stock will have no preemptive rights. All of the shares of our mandatory convertible preferred stock, when issued and paid for, will be fully paid and non-assessable. See "Description of Capital Stock—Preferred Stock" in the accompanying prospectus.

Our mandatory convertible preferred stock will rank senior to all of our currently outstanding common stock and common stock that we may issue in the future as to payment of dividends and distribution of assets upon our dissolution, our liquidation or the winding up of our affairs. As of August 10, 2005, we had approximately 521,538,225 shares of common stock outstanding. Our mandatory convertible preferred stock will rank on parity with our Series E, F, G and H preferred stock and any Series E, F, G and H preferred stock that we may issue in the future as to payment of dividends and distribution of assets upon our dissolution, our liquidation or the winding up of our affairs. As of June 30, 2005, we had approximately 2,500,000 shares of Series E (representing an aggregate liquidation preference of $125.0 million), 1,176,497 shares of Series F (representing an aggregate liquidation preference of $117.6 million), 1,170,139 shares of Series G (representing an aggregate liquidation preference of $117.0 million) and 1,164,991 shares of Series H (representing an aggregate liquidation preference of $116.5 million) preferred stock outstanding. We intend to use the net proceeds from the offering of the mandatory convertible preferred stock to redeem all outstanding shares of the Series F preferred stock as described under "Use of Proceeds."

The terms of our mandatory convertible preferred stock restrict our ability to issue capital stock that ranks senior to our mandatory convertible preferred stock with an aggregate liquidation preference in excess of $50.0 million. See "—Voting Rights."

Under Delaware law, we may pay dividends on our mandatory convertible preferred stock, whether in cash or otherwise, only to the extent that assets are legally available to pay such dividends.

Legally available assets means the amount of our surplus. Our surplus is the amount by which our total assets exceed the sum of:

•	our total liabilities, including our contingent liabilities, and

•	the amount of our capital.

If there is no surplus, legally available assets means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year.

When the need to make a determination of legally available assets arises, the amount of our total assets and liabilities and the amount of our capital will be determined by our board of directors in accordance with Delaware law. As of the date of this prospectus supplement, and before giving effect to the consummation of this offering, the anticipated use of proceeds therefrom to redeem shares of Series F preferred stock, we had a surplus of at least $130 million.

Dividends

General

Dividends on our mandatory convertible preferred stock will be payable quarterly, if declared, on the 1st calendar day (or the following business day if the 1st is not a business day) of February, May, August and November of each year (each a "dividend payment date") at the annual rate of $     per share. The initial dividend on our mandatory convertible preferred stock assuming our issue date is August , 2005, will be $     per share, and will be payable, if declared, on November 1, 2005. Each subsequent quarterly dividend on our mandatory convertible preferred stock, if declared, will be $     per share; provided, however, that, unless the mandatory convertible preferred stock is either earlier converted, redeemed or otherwise retired, the final dividend will be $             and will be payable, if declared, on November 17, 2008.

The amount of dividends payable on each share of our mandatory convertible preferred stock for each full quarterly period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

A dividend period is the period ending on the day before a dividend payment date and beginning on the preceding dividend payment date or, if none, the date of issue. Dividends payable, if declared, on a dividend payment date will be payable to holders of record as they appear on our stock books on the later of (1) the 15th calendar day (or the following business day if the 15th calendar day is not a business day) of the calendar month before the calendar month in which the applicable dividend payment date falls, and (2) the close of business on the day on which our board of directors or an authorized committee of our board declares the dividend payable.

We are only obligated to pay a dividend on our mandatory convertible preferred stock if our board of directors or an authorized committee of our board declares the dividend payable and we have assets that legally can be used to pay the dividend. The terms of our senior credit facility limit our ability to pay cash dividends on any shares of our preferred stock to $60 million per year, and only permit such payments if no default or event of default has occurred and is continuing under our senior credit facility. The terms of our debt indentures also limit our ability to pay cash dividends on any shares of our preferred stock. Dividends on our series E preferred stock are approximately $8.75 million for fiscal year 2006 and dividends on our Series G and H preferred stock are approximately $15.0 million per year, although these dividends may be paid in additional shares of the applicable series of preferred stock. Furthermore, if we are in default under our credit facilities or indentures, our ability to pay cash dividends will be limited in the absence of a waiver of such default or an amendment to our senior credit facility or indentures.

Dividends on our mandatory convertible preferred stock will be cumulative, whether or not there are assets legally available for the payment of such dividends. This means that, if our board of directors or an authorized committee of our board fails to declare a dividend, the dividend will accumulate until declared and paid. Accumulated unpaid dividends will cumulate dividends at the annual rate of     % and are payable in the manner provided below.

We may pay dividends in cash, shares of common stock, or any combination thereof, as we determine in our sole discretion. Shares of our common stock delivered to the transfer agent as dividends on behalf of the holders of our mandatory convertible preferred stock will be sold for cash. We will serve as the designated agent of the holders of shares of our mandatory convertible preferred stock in causing the transfer agent to deliver the shares of common stock for sale. If we pay dividends by delivering shares of our common stock to the transfer agent, we must deliver to the transfer agent the number of shares of our common stock, which, when sold, will result in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. To pay dividends in this manner, we must provide the transfer agent with a registration statement permitting the immediate sale of the shares of common stock in the public market. In addition, we may elect to deliver shares of our common stock to the transfer agent to sell on our behalf pursuant to such registration statement in order to finance our payment of a cash dividend. We cannot assure you that we will or will be able to timely file, cause to be declared effective or keep effective such a registration statement. See "Risk Factors—We cannot assure you that we will file or will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our mandatory convertible preferred stock in shares of our common stock."

If we pay dividends in shares of our common stock by delivering them to the transfer agent, those shares will be owned by the holders of shares of our mandatory convertible preferred stock upon delivery to the transfer agent, and the transfer agent will hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the holders. By purchasing our mandatory convertible preferred stock, you are deemed to appoint us as your agent in causing the transfer agent to deliver the shares of common stock for sale upon payment of dividends on our mandatory convertible preferred stock.

We are not obligated to pay holders of mandatory convertible preferred stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date or any other late or penalty payment. We are also not obligated to pay holders of mandatory convertible preferred stock any dividend in excess of the full dividends on the mandatory convertible preferred stock that are payable as described above, although our board of directors or an authorized committee of our board may declare and pay a special dividend out of legally available assets.

If our board of directors or an authorized committee of our board does not declare a dividend in respect of any dividend payment date, the board of directors or an authorized committee may declare and pay the dividend on any other date, whether or not a dividend payment date. The persons entitled to receive the dividend will be holders of our mandatory convertible preferred stock as they appear on our stock register on a date selected by the board of directors or an authorized committee. That date must (1) not precede the date our board of directors or an authorized committee of our board declares the dividend payable and (2) not be more than 60 days prior to the date the dividend is paid.

Payment Restrictions

If we do not pay a dividend on a dividend payment date, then, until all accumulated and unpaid dividends on our mandatory convertible preferred stock for all prior dividend periods are declared and paid:

•	We may not take any of the following actions with respect to any of our capital stock that ranks junior to our mandatory convertible preferred stock ("junior capital stock") as to payment of dividends or the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs:

•	declare or pay any dividend or make any distribution of assets on such junior capital stock, other than dividends or distributions made in shares of our capital stock that ranks junior to our mandatory convertible preferred stock or securities that rank junior to our mandatory convertible preferred stock that are exchangeable for or convertible into our capital stock that ranks junior to our mandatory convertible preferred stock as to payment of dividends and the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs; or

•	redeem, purchase or otherwise acquire, pay or make available any monies for a sinking fund for such junior capital stock, except upon conversion into or in exchange for our capital stock that ranks junior to our mandatory convertible preferred stock as to payment of dividends and the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs.

•	We may not redeem, purchase or otherwise acquire any of our capital stock that ranks equally with our mandatory convertible preferred stock as to payment of dividends or the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs, except upon conversion into or in exchange for our capital stock that ranks equally with or junior to our mandatory convertible preferred stock as to payment of dividends and the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs; provided, however, that:

•	the equally ranking capital stock contains terms and conditions (including, without limitation, with respect to the payment of dividends, dividend rates, liquidation preferences, voting and representation rights, payment restrictions, anti-dilution rights, change of control rights, covenants, remedies and conversion and redemption rights) that are not materially less favorable, taken as a whole, to us or to the holders of our mandatory convertible preferred stock than those contained in the capital stock that is converted into or exchanged for such equally ranking capital stock, as determined in good faith by our board of directors,

•	the aggregate amount of the liquidation preference of the equally ranking capital stock does not exceed the aggregate amount of the liquidation preference, plus accumulated and unpaid dividends, of the capital stock that is converted or exchanged for such equally ranking capital stock and

•	the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of the equally ranking capital stock does not exceed the aggregate number of shares of our common stock issuable upon conversion, redemption or exchange of the capital stock that is converted or exchanged for such equally ranking capital stock, including any such shares of our common stock issuable in respect of accrued and unpaid dividends.

Notwithstanding the restrictions described in the immediately preceding paragraph, we may redeem, repurchase or otherwise acquire for consideration, parity stock pursuant to a purchase or exchange offer made to all holders of such parity stock and on the same terms to all holders of other parity stock, including the mandatory convertible preferred stock.

The foregoing restrictions do not restrict our ability to declare and pay dividends, whether in cash or shares of capital stock, on capital stock that ranks equally with our mandatory convertible preferred stock as to the payment of dividends or the distribution of assets upon our dissolution, our liquidation, or the winding up of our affairs, including our Series E, F (which will be redeemed with the proceeds of this offering), G and H preferred stock.

Conversion

General

Each share of mandatory convertible preferred stock will be convertible into a specified number of newly issued shares of our common stock equal to the applicable conversion rate. The applicable conversion rate will vary depending upon whether:

•	your mandatory convertible preferred stock is converted on the automatic conversion date; or

•	we cause you to convert your mandatory convertible preferred stock prior to the automatic conversion date, as described below under "—Automatic Conversion of Our Mandatory Convertible Preferred Stock," pursuant to our provisional conversion right described below under "—Provisional Conversion at the Option of Rite Aid;" or

•	you convert your mandatory convertible preferred stock prior to the automatic conversion date pursuant to the conversion right described below under "—Conversion at the Option of the Holder;" or

•	we are the subject of specified cash acquisitions prior to the automatic conversion date, and you have converted your mandatory convertible preferred stock through an exercise of the early conversion right as described in "—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control."

If we enter into specified reorganization events, such as a merger with or into another person, a sale of our property as an entirety or substantially as an entirety or specified reclassifications of our common stock, each share of mandatory convertible preferred stock will no longer be convertible into shares of our common stock but will thereafter be convertible into exchange property units (as defined under "—Anti-dilution Adjustments—Reorganization Events"). The number of exchange property units to which a converting holder will be entitled will vary depending upon whether conversion occurs (1) on the automatic conversion date, (2) pursuant to our provisional conversion right, (3) pursuant to your optional conversion right or (4) following a qualifying cash acquisition, pursuant to your early conversion right. If an exchange property unit includes property other than common stock, then upon conversion, we may elect to deliver additional shares of common stock in lieu of such other property; the number of such additional shares of common stock will be equal to the applicable market value of such other property divided by the applicable market value per share of such common stock.

Conversion of the mandatory convertible preferred stock will occur on the automatic conversion date unless you exercise your optional conversion right or, following a qualifying cash acquisition, your early conversion right, or we exercise our provisional conversion right.

On the conversion date or as soon as reasonably practicable thereafter, certificates representing our common stock will be issued and delivered to you or your designee, upon presentation and surrender of the certificate evidencing the shares of our mandatory convertible preferred stock, if shares of our mandatory convertible preferred stock are held in certificated form, and payment by you of (1) any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than you and (2), as further described under "—Conversion at the Option of the Holder" below, in connection with an optional conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next dividend payment date, a cash payment of an amount equal to the dividend on those shares of mandatory convertible preferred stock which is to be paid on that dividend payment date.

Our mandatory convertible preferred stock will be deemed to have been converted and the shares of our common stock issuable upon such conversion will be deemed to have issued immediately prior to the close of business on the conversion date or, if shares of our mandatory convertible preferred stock are held in certificated form, on such later date as such certificates are presented and surrendered (such date being the "conversion date"). Prior to such date, our common stock underlying our mandatory convertible preferred stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to such common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on such common stock, by virtue of holding our mandatory convertible preferred stock.

Automatic Conversion of Our Mandatory Convertible Preferred Stock

Each share of our mandatory convertible preferred stock, unless previously converted, will automatically convert, on November 17, 2008, or the "automatic conversion date," into a number of newly issued shares of our common stock equal to the conversion rate described in the next paragraph. The holders of shares of mandatory convertible preferred stock on the automatic conversion date will have the right to receive a payment of cash, shares of our common stock, or any combination thereof, as we determine in our sole discretion, in an amount equal to the accumulated and unpaid dividends on our mandatory convertible preferred stock as of the automatic conversion date (taking into account any payment of such dividends on the automatic conversion date), whether or not declared, out of legally available assets. To the extent we have these assets available and we pay some or all of the amount of accumulated and unpaid dividends in shares of our common stock, the number of shares of our common stock issuable to you in respect of such accumulated and unpaid dividends will equal the amount of accumulated and unpaid dividends on our mandatory convertible preferred stock on the automatic conversion date that we determine to pay in shares of our common stock divided by the "applicable market value" (as defined below) per share of our common stock used for purposes of determining the conversion rate. In the event we pay some or all of the amount of accumulated and unpaid dividends in shares of our common stock, we will notify the holders of shares of our mandatory convertible preferred stock whether such amount will be payable in full in shares of our common stock or any combination of cash and shares of our common stock, and will specify the combination in the notice, at least 3 business days prior to the first trading day that will be included in the calculation of applicable market value for purposes of determining the conversion rate applicable to such conversion.

The conversion rate for the automatic conversion date, which is the number of newly issued shares of our common stock issuable upon conversion of each share of our mandatory convertible preferred stock on that date, will, subject to adjustment under certain circumstances as described under "—Anti-dilution Adjustments" below, be as follows:

•	If the "applicable market value" of our common stock (as defined below) is equal to or greater than $ , which we call the "threshold appreciation price", then the conversion rate per share of mandatory convertible preferred stock will be shares of our common stock (which we call the "minimum conversion rate"), which is equal to $25.00 divided by $ (the threshold appreciation price).

Accordingly, if the market price for our common stock increases after the date of this prospectus supplement but that market price is equal to the threshold appreciation price on the automatic conversion date, the value of the shares of our common stock issued upon conversion of each such share of mandatory convertible preferred stock will equal $25.00. If the market price for our common stock increases after the date of this prospectus supplement and that market price is greater than the threshold appreciation price on the automatic conversion date, the value of the shares of our common stock issued upon conversion of each such share of mandatory convertible preferred stock, assuming that the market price on the automatic conversion date is the same as the applicable market value of our common stock, will be greater than $25.00.

•	If the applicable market value of our common stock is less than the threshold appreciation price but greater than $ (which we call the "initial stock price"), the conversion rate will be equal to $25.00 divided by the applicable market value of our common stock per share of our mandatory convertible preferred stock. Accordingly, if the market price for our common stock increases after the date of this prospectus supplement but that market price is less than the threshold appreciation price on the automatic conversion date, the value of the shares of our common stock issued upon conversion of each share of our mandatory convertible preferred stock, assuming that the market price on the automatic conversion date is the same as the applicable market value of our common stock, will equal $25.00.

•	If the applicable market value of our common stock is less than or equal to the initial stock price, the conversion rate (which we call the "maximum conversion rate") will be shares of our common stock per share of our mandatory convertible preferred stock, which is equal to $25.00 divided by the initial stock price. Accordingly, if the market price of our common stock on the automatic conversion date equals the initial stock price, the value of those shares, assuming that this market price is the same as the applicable market value of our common stock, will equal $25.00. If the market price for our common stock decreases to an amount that is less than the initial stock price on the automatic conversion date, the value of the shares of our common stock issued upon conversion of each share of our mandatory convertible preferred stock, assuming that the market price on the automatic conversion date is the same as the applicable market value of our common stock, will be less than $25.00. Holders of our mandatory convertible preferred stock will realize the entire decline in equity value if, at the automatic conversion date, the applicable market value of our common stock is less than the initial stock price.

In the circumstances described in each of the three bullets above, the number of newly issued shares of our common stock issuable upon conversion of each share of our mandatory convertible preferred stock on the automatic conversion date will be increased by an amount equal to any accumulated and unpaid dividends on our mandatory convertible preferred stock on the conversion date (taking into account any payment of such dividends on the automatic conversion date), divided by the applicable market value per share of our common stock used for purposes of determining the conversion rate.

We refer to the minimum conversion rate and the maximum conversion rate collectively as the "fixed conversion rates."

The "applicable market value" means the average of the volume-weighted average prices per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date; provided, however, that if we enter into a reorganization event (as defined under "—Anti-dilution Adjustments" below), applicable market value shall mean the exchange property (as defined under "—Anti-dilution Adjustments—Reorganization Events" below) unit value. Following the occurrence of any such event, references herein to conversion into shares of our common stock should be construed to be references to conversion into exchange property units. For purposes of calculating the exchange property unit value, (x) the value of any common stock shall be determined using the average of the closing price per unit of such common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date and (y) the value of any other property, including securities other than common stock, shall be the value of such property determined at the effective time of the applicable reorganization event.

The "volume-weighted average price," with respect to a trading day, means such price as displayed on Bloomberg (or any successor service) page RAD <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time on such trading day; or if such price is not available, the "applicable stock price" means the closing price (as defined below).

For purposes of determining the applicable market value or the current market price (as defined below) for our common stock or any other common stock, the closing price of our common stock or such other common stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of our common stock or such other common stock on the New York Stock Exchange on that date. If our common stock or such other common stock is not listed on the New York Stock Exchange on any date of determination, the closing price of our common stock or such other common stock on that date means the closing sales price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which our common stock or such other common stock is so listed or quoted, or if our common stock or such other common stock is not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if our common stock or such other common stock is not so reported, the last quoted bid price for our common stock or such other common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if that bid price is not available, the market value of our common stock or such other common stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A "trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock or any security distributed in a spin-off or any other common stock, as the case may be, is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock, any security distributed in a spin-off or such other common stock, as the case may be, is then listed or, if our common stock, any security distributed in a spin-off or such other common stock, as the case may be, is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market or, if our common stock, any security distributed in a spin-off or such other common stock, as the case may be, is not so reported, on the principal over-the-counter market on which our common stock, any security distributed in a spin-off or such other common stock, as the case may be, is then traded. No day on which our common stock, any security distributed in a spin-off or such other common stock, as the case may be, experiences any of the following, however, will count as a trading day:

•	any suspension of or limitation imposed on trading of our common stock, any security distributed in a spin-off or such other common stock, as the case may be, on the principal U.S. national or regional securities exchange or association or over-the-counter market on which it is listed or traded;

•	any event (other than an event listed in the bullet below) that disrupts or impairs the ability of market participants in general to effect transactions in or obtain market values for our common stock, any security distributed in a spin-off or such other common stock, as the case may be, on the principal U.S. national or regional securities exchange or association or over-the-counter market on which it is listed or traded; or

•	the principal U.S. national or regional securities exchange or association or over-the-counter market on which our common stock, any security distributed in a spin-off or such other common stock, as the case may be, is listed or trades closes on any exchange business day prior to its scheduled closing time unless, in the case of an exchange or the Nasdaq stock market, such earlier closing time is announced by the exchange or association at least one hour prior to the earlier of (1) the actual closing time for the regular trading session on that exchange and (2) the submission deadline for orders to be entered into the exchange for execution on that business day.

Provisional Conversion at the Option of Rite Aid

Prior to the automatic conversion date, we may, at our option cause the conversion of all, but not less than all, the shares of our mandatory convertible preferred stock then outstanding for shares of our common stock at the minimum conversion rate of          shares of our common stock for each share of our mandatory convertible preferred stock, subject to adjustment under the circumstances described under "Anti-dilution Adjustments" below; provided that we may not send the notice of provisional conversion to you unless the closing price per share of our common stock on the day of such notice exceeded 180% of the threshold appreciation price (or $         ) for at least 20 trading days within a period of 40 consecutive trading days ending on the trading day prior to the notice date. Such notice must specify the date for the provisional conversion which shall be at least 30, but not more than 60, days from the date of such notice. In addition, if we elect to deliver some or all of the amount of accumulated and unpaid dividends and the present value of all remaining dividend payments on your mandatory convertible preferred stock through and including November 17, 2008, in shares of our common stock (as described below), such notice will indicate whether such amount will be payable in full in shares of our common stock or any combination of cash and shares of our common stock, and we will specify the combination in the notice. We will be able to cause this conversion only if, in addition to issuing you shares of our common stock as described above, we either pay you in cash, the sum of (which we refer to as the "dividend make-whole amount") (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including November 17, 2008, in each case, out of legally available assets, or increase the number of shares of our common stock to be issued on conversion by an amount equal to the dividend make-whole amount, divided by the closing price of our common stock determined as of the second trading day immediately preceding the conversion date. The present value of the remaining dividend payments will be computed using a discount rate equal to the Treasury Yield. "Treasury Yield" means the weekly average yield at the time of computation for United States Treasury securities at constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the conversion date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term to November 17, 2008; provided, however, that if the then-remaining term to November 17, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation

(calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then-remaining term to November 17, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Conversion at the Option of the Holder

The holders of shares of mandatory convertible preferred stock have the right to convert them, in whole or in part, at any time prior to the automatic conversion date, into shares of our common stock at the minimum conversion rate of     shares of our common stock for each share of our mandatory convertible preferred stock, subject to adjustment under certain circumstances as described under "—Anti-dilution Adjustments" below.

Holders of shares of mandatory convertible preferred stock at the close of business on a record date for any payment of dividends will be entitled to receive any dividend then payable on those shares of mandatory convertible preferred stock on the corresponding dividend payment date, even if optional conversion of our mandatory convertible preferred stock occurs between that record date and the corresponding dividend payment date. However, if you surrender any mandatory convertible preferred stock pursuant to your optional conversion right for conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next dividend payment date, you must include with those shares of mandatory convertible preferred stock a cash payment of an amount equal to the dividend on those shares of mandatory convertible preferred stock which is to be paid on that dividend payment date.

Except as described above, upon any optional conversion of our mandatory convertible preferred stock, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on those shares of mandatory convertible preferred stock, or for dividends or distributions on the shares of our common stock issued upon conversion.

Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control

General.    If a cash acquisition (as defined below) occurs, we will provide for the conversion of shares of our mandatory convertible preferred stock and a cash acquisition dividend make-whole amount (as defined below) by:

•	permitting holders to convert their shares of our mandatory convertible preferred stock at any time during the period (the "cash acquisition conversion period") beginning on the date that is 15 days prior to the anticipated effective date of such cash acquisition and ending on the date that is 15 days after the actual effective date (the "effective date") at the conversion rate (the "cash acquisition conversion rate") specified in the table below; and

•	paying converting holders an amount equal to the sum of (a) any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock plus (b) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including November 17, 2008, calculated as set forth below. (Subject to our ability to satisfy the make-whole amount by increasing the number of shares to be issued on conversion.)

We will notify holders, at least 20 days prior to the anticipated effective date of such cash acquisition, of the anticipated effective date of such transaction and whether we elect, if such transaction also constitutes a public acquirer change of control, to modify the conversion obligation as described below under "—Public Acquirer Change of Control" in lieu of permitting conversion at the cash acquisition conversion rate and paying the cash acquisition make-whole amount. In addition, if we elect to deliver some or all of the amount of accumulated and unpaid dividends and the present value of all remaining dividend payments on your mandatory convertible preferred stock through and including November 17, 2008, in shares of our common stock (as described below), such notice will indicate whether such amount will be payable in full in shares of our common stock or any combination of cash and shares of our common stock, and we will specify the combination in the notice.

Cash Acquisition Conversion Rate.    The following table sets forth the cash acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical stock price and effective date set forth below:

Stock Price on Effective Date
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$
15, 2005
15, 2006
15, 2007
17, 2008

A "cash acquisition" will be deemed to have occurred at such time after the original issuance of the mandatory convertible preferred stock upon the consummation of any transaction or event (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which our common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of which consists of cash, securities or other property that are not, or upon issuance will not be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market.

The cash acquisition conversion rate will be determined by reference to the table above and is based on the effective date and the price (the "stock price") paid per share of our common stock in such transaction. If the holders of our common stock receive only cash in the cash acquisition, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the closing sale price per share of our common stock on the 10 trading days up to but not including the effective date.

The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the fixed conversion rates of our mandatory convertible preferred stock are adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth under "—Anti-dilution Adjustments."

The exact stock price and effective dates may not be set forth on the table, in which case:

1.	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

2.	if the stock price is in excess of $ per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment; and

3.	if the stock price is less than $ per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Cash Acquisition Dividend Make-Whole Payment.    For any shares of mandatory convertible preferred stock that are converted during the cash acquisition conversion period, in addition to the shares of common stock issued upon conversion, we must, in our sole discretion, (a) either pay you in cash, the sum of (which we refer to as the "cash acquisition dividend make-whole amount") (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including November 17, 2008, in each case, out of legally available assets, or (b) increase the number of shares of our common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price. The present value of the remaining dividend payments will be computed using a discount rate equal to       %.

Our obligation to deliver shares at the cash acquisition conversion rate and pay the cash acquisition dividend make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Public Acquirer Change of Control.    Notwithstanding the foregoing, and in lieu of permitting conversion at the cash acquisition conversion rate and paying the cash acquisition dividend make-whole amount as set forth above, in the case of a "public acquirer change of control" (as defined below) we may elect that, from and after the effective date of such public acquirer change of control, the right to convert a share of mandatory convertible preferred stock will be changed into a right to convert such share into a number of shares of "acquirer common stock" (as defined below). Each fixed conversion rate following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

•	such fixed conversion rate in effect immediately prior to the effective date of such public acquirer change of control, times

•	the average of the quotients obtained, for each trading day in the 10 consecutive trading-day period commencing on the trading day next succeeding the effective date of such public acquirer change of control (the "valuation period"), of:

(i)	the "acquisition value" of our common stock on each such trading day in the valuation period, divided by

(ii)	the closing sale price of the acquirer common stock on each such trading day in the valuation period.

In addition to the adjustments to the fixed conversion rates, a corresponding adjustment will be made to the threshold appreciation price and the initial stock price.

The "acquisition value" of our common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our common stock in connection with such public acquirer change of control, as follows:

•	for any cash, 100% of the face amount of such cash,

•	for any acquirer common stock, 100% of the closing sale price of such acquirer common stock on each such trading day; and

•	for any other securities, assets or property, 100% of the fair market value of such security, asset or property on each such trading day, as determined by two independent nationally recognized investment banks selected by the transfer agent for this purpose.

After the adjustment of the fixed conversion rates in connection with a public acquirer change of control, the conversion rates will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

A "public acquirer change of control" is any cash acquisition where the acquirer of a majority of our common stock or the person formed by or surviving such cash acquisition, or any entity that it is a direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer's capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on the New York Stock Exchange or quoted on the Nasdaq National Market. We refer to such acquirer's or other entity's class of common stock traded on the New York Stock Exchange or quoted on the Nasdaq National Market as the "acquirer common stock."

Anti-dilution Adjustments

Each fixed conversion rate and the number of shares of our common stock to be delivered on the conversion date upon conversion will be subject to the following adjustments:

(1) Stock Dividends.    If we pay or make a dividend or other distribution on our common stock in common stock, each fixed conversion rate in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction of which the numerator shall be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution.

(2) Stock Purchase Rights.    If we issue to all holders of our common stock rights, options, warrants or other securities, entitling them to subscribe for or purchase shares of our common stock for a period expiring within 45 days from the date of issuance of such rights, options, warrants or other securities at a price per share of our common stock less than the current market price on the date fixed for the determination of stockholders entitled to receive such rights, options, warrants or securities (other than pursuant to a dividend reinvestment, share purchase or similar plan), each fixed conversion rate in effect at the opening of business on the day following the date fixed for such determination shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which shall be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination plus the number of shares of our common stock which the aggregate consideration expected to be received by us upon the exercise, conversion or exchange of such rights, options, warrants or securities would purchase at such current market price and the denominator of which shall be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination plus the number of shares of our common stock so offered for subscription or purchase, either directly or indirectly.

(3) Stock Splits; Reverse Splits; and Combinations.    If outstanding shares of our common stock shall be subdivided, split or reclassified into a greater number of shares of common stock, each fixed conversion rate in effect at the opening of business on the day following the day upon which such subdivision, split or reclassification becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of our common stock shall each be combined or reclassified into a smaller number of shares of common stock, each fixed conversion rate in effect at the opening of business on the day following the day upon which such combination or reclassification becomes effective shall be proportionately reduced.

(4) Debt, Asset or Security Distributions.    If we, by dividend or otherwise, distribute to all holders of our common stock, evidences of our indebtedness, assets or securities (but excluding any rights, options, warrants or other securities referred to in paragraph (2) above, any dividend or distribution paid exclusively in cash referred to in paragraph (5) below and any dividend, shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of a spin-off referred to below, or dividend or distribution referred to in paragraph (1) above), each fixed conversion rate in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which shall be the current market price on the date fixed for such determination less the then fair market value of the portion of the assets or evidences of indebtedness so distributed applicable to one share of our common stock and the denominator of which shall be such current market price.

In the case of the payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of ours, which we refer to as a "spin-off," each fixed conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is such current market price plus the fair market value, determined as described below, of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock.

The adjustment to each fixed conversion rate under the preceding paragraph will occur on the date that is the earlier of:

•	the 10th trading day following the effective date of the spin-off; and

•	the date of the securities being offered in the initial public offering of the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, "initial public offering" means the first time securities of the same class or type as the securities being distributed in the spin-off are offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first 10 trading days following the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of our common stock means the average of the closing sale prices of our common stock over the first 10 trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

(5) Cash Distributions.    If we, by dividend or otherwise, make distributions to all holders of our common stock exclusively in cash (excluding any cash that is distributed in a reorganization event to which the provisions described below under "—Reorganization Events" apply or as part of a distribution referred to in paragraph (4) above) immediately after the close of business on the date fixed for determination of the stockholders entitled to receive such distribution, each fixed conversion rate shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which shall be equal to the current market price on the date fixed for such determination less the per share amount of the distribution and the denominator of which shall be equal to such current market price.

(6) Tender and Exchange Offers.    In the case that a tender or exchange offer made by us or any subsidiary for all or any portion of our common stock shall expire and such tender or exchange offer (as amended through the expiration thereof) shall require the payment to stockholders (based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of purchased shares) of an aggregate consideration having a fair market value per share of our common stock that exceeds the closing price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, then, immediately prior to the opening of business on the day after the date of the last time (which we refer to as the "expiration time") tenders could have been made pursuant to such tender or exchange offer (as amended through the expiration thereof), each fixed conversion rate shall be increased by dividing:

•	each fixed conversion rate immediately prior to the close of business on the date of the expiration time by

•	a fraction (A) the numerator of which shall be equal to (x) the product of (I) the current market price on the date of the expiration time and (II) the number of shares of common stock outstanding (including any tendered shares) on the date of the expiration time less (y) the amount of cash plus the fair market value of the aggregate consideration payable to stockholders pursuant to the tender or exchange offer (assuming the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of purchased shares), and (B) the denominator of which shall be equal to the product of (x) the current market price on the date of the expiration time and (y) the result of (I) the number of shares of our common stock outstanding (including any tendered shares) on the date of the expiration time less (II) the number of all shares validly tendered, not withdrawn and accepted for payment on the date of the expiration time (such validly tendered shares, up to any such maximum, being referred to as the "purchased shares").

The "current market price" per share of our common stock or any other security on any day means the average of the daily closing prices for the twenty consecutive trading days preceding the earlier of the day preceding the day in question and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance or distribution, means the first date on which our common stock or such other security, as applicable, trades, regular way, on the New York Stock Exchange or, if our common stock or such other security, as applicable, is not at such time listed on the New York Stock Exchange, on such other principal U.S. securities exchange or quotation system on which our common stock or such other security, as applicable, is listed or quoted at that time, without the right to receive the issuance or distribution.

Reorganization Events.    The following events are defined as "reorganization events":

•	any consolidation or merger of Rite Aid Corporation with or into another person or of another person with or into Rite Aid Corporation; or

•	any sale, transfer, lease or conveyance to another person of the property of Rite Aid Corporation as an entirety or substantially as an entirety; or

•	any reclassification (other than a reclassification to which paragraph (3) above applies),

Upon a reorganization event, each share of mandatory convertible preferred stock shall thereafter, in lieu of a variable number of shares of our common stock, be converted into exchange property units. An "exchange property unit" represents the right to receive the kind and amount of securities, cash and other property receivable in such reorganization event (without any interest thereon, and without any right to dividends or distribution thereon which have a record date that is prior to the date of the reorganization event) per share of our common stock by a holder of common stock that (1) is not a person with which we are consolidated or into which we are merged or which merged into us or to which such sale or transfer was made, as the case may be (we refer to any such person as a "constituent person"), or an affiliate of a constituent person to the extent such reorganization event provides for different treatment of common stock held by our affiliates and non-affiliates, and (2) has failed to exercise the rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such reorganization event (provided that if the kind or amount of securities, cash and other property receivable upon such reorganization event is not the same for each share of our common stock held immediately prior to such reorganization event by other than a constituent person or an affiliate thereof and in respect of which such rights of election shall not have been exercised (which we refer to as a "non-electing share"), then for the purpose of this paragraph the kind and amount of securities, cash and other property receivable upon such reorganization event by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). Following any reorganization event, upon the conversion of each share of mandatory convertible preferred stock, the holder shall be entitled to a number of exchange property units determined using the conversion rate determined as of the conversion date. The amount of any securities constituting all or a portion of an exchange property unit shall be subject to adjustment as described below. If an exchange property unit includes property other than common stock, upon conversion, we may elect to deliver additional shares of common stock in lieu of such other property; the number of such additional shares of common stock will be equal to the applicable market value of such other property divided by:

•	in the case of automatic conversion and early conversion upon cash acquisition, the applicable market value per common share used for purposes of determining the conversion rate; or

•	in the case of a provisional conversion and an optional conversion by a holder, the closing price of our common stock determined as of the second trading day immediately preceding the effective date of conversion.

We may only deliver additional shares of common stock in lieu of such other property if we provide notice to the holders of our mandatory convertible preferred stock of our election to do so at least three business days prior to (i) in the case of automatic conversion and early settlement upon cash merger, the first trading day that will be included in the calculation of applicable market value for purposes of determining the conversion rate applicable to such conversion or (ii) in the case of provisional conversion and optional conversion by a holder, the second trading day immediately preceding the effective date of conversion.

In the event of such a reorganization event, the person formed by such consolidation, or merger or the person which acquires our assets shall execute and deliver to the transfer agent an agreement providing that the holder of each share of mandatory convertible preferred stock that remains outstanding after the reorganization event (if any) shall have the rights described in the preceding paragraph. Such supplemental agreement shall provide for adjustments to the amount of any securities constituting all or a portion of an exchange property unit which, for events subsequent to the effective date of such reorganization event, shall be as nearly equivalent as may be practicable to the adjustments provided for in this "—Anti-dilution Adjustments" section. The provisions described in the preceding two paragraphs shall similarly apply to successive reorganization events.

Holders have the right to convert our mandatory convertible preferred stock early in the event of certain cash acquisitions as described above under "—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control."

Adjustments to the conversion rate will be calculated to the nearest l/10,000th of a share. No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate or the anti-dilution factor by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

No adjustment to the conversion rate need be made if holders may participate in the transaction that would otherwise give rise to an adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the mandatory convertible preferred stock, if convertible, exchangeable, or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 60 days following conversion of the mandatory convertible preferred stock.

The conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the mandatory convertible preferred stock was first issued;

•	for a change in the par value or no par value of the common stock; or

•	for accumulated and unpaid dividends.

If an adjustment is made to the fixed conversion rates, a corresponding adjustment also will be made to the threshold appreciation price and the initial stock price.

We will be required, as soon as practicable after the conversion rate is adjusted, to provide written notice of the adjustment to the holders of shares of mandatory convertible preferred stock.

Fractional Shares

No fractional shares of our common stock will be issued to holders of shares of mandatory convertible preferred stock. In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of our mandatory convertible preferred stock of any holder which are converted upon mandatory conversion or any optional conversion or issuable in respect of any dividend payment upon mandatory conversion payable in shares of our common stock, that holder will be entitled to receive an amount in cash equal to such fraction multiplied by:

•	in the case of automatic conversion and early conversion upon cash acquisition, the applicable market value per common share used for purposes of determining the conversion rate; or

•	in the case of a provisional conversion and an optional conversion by a holder, the closing price of our common stock determined as of the second trading day immediately preceding the effective date of conversion.

Certain of our indentures limit our ability to pay cash in lieu of fractional shares.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, the holders of shares of mandatory convertible preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made on our common stock, or any future class of securities which ranks junior to our mandatory convertible preferred stock as to the distribution of assets upon our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, a liquidating distribution in the amount of $25.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends, whether or not declared, for the then-current dividend period and all prior dividend periods.

For the purpose of the immediately preceding paragraph, none of the following will constitute a voluntary or involuntary liquidation, dissolution or winding up of our affairs:

•	the sale of all or substantially all of our property or business;

•	the merger or consolidation of Rite Aid Corporation into or with any other person or corporation; or

•	the merger or consolidation of any other person or corporation into or with Rite Aid Corporation.

After the payment to the holders of shares of mandatory convertible preferred stock of the full preferential amounts provided above, the holders of shares of mandatory convertible preferred stock will have no right or claim to any of our remaining assets.

In the event our assets available for distribution to the holders of shares of mandatory convertible preferred stock upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, are insufficient to pay in full all amounts to which the holders are entitled as provided above, no such distribution will be made on account of any other stock ranking equally with our mandatory convertible preferred stock as to the distribution of assets upon that liquidation, dissolution or winding up unless a pro rata distribution is made on our mandatory convertible preferred stock, with the amount allocable to each series of parity stock determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

Voting Rights

The holders of the shares of mandatory convertible preferred stock are not entitled to any voting rights, except as required by applicable state law and as described below.

We will not, without the approval of the holders of at least a majority of the shares of our mandatory convertible preferred stock then outstanding:

•	amend our restated certificate of incorporation, as amended, if the amendment would alter or change the powers, preferences, privileges or rights of the holders of shares of our mandatory convertible preferred stock so as to materially and adversely affect them;

We will not, without the approval of the holders of at least a majority of the shares of our mandatory convertible preferred stock then outstanding:

•	issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking senior to our mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs with an aggregate liquidation preference of greater than $50.0 million; or

•	reclassify any of our authorized stock into any stock of any class, or any obligation or security convertible into or evidencing a right to purchase such stock, ranking senior to our mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs, provided that no such vote will be required for us to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking equally with or junior to our mandatory convertible preferred stock as to dividends and upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs.

If and whenever six full quarterly dividends, whether or not consecutive, payable on our mandatory convertible preferred stock are not paid, the number of directors constituting our board of directors will be increased by two and the holders of our mandatory convertible preferred stock then outstanding will have a right to elect those additional directors to our board until all accumulated and unpaid dividends on our mandatory convertible preferred stock have been paid in full. To exercise this right, any holder of our mandatory convertible preferred stock may by written notice request that we call a special meeting of the holders for the purpose of electing the additional directors and, if the non-payment of dividends is continuing, we must call that meeting within 35 days of the date of such written request. If we fail to call such a meeting upon request, any holder of our mandatory convertible preferred stock can call a meeting. Upon payment of all such accumulated and unpaid dividends on our mandatory convertible preferred stock, the holders of our mandatory convertible preferred stock then outstanding will no longer have the right to vote on directors and the term of office of each director so elected will terminate and the number of our directors will, without further action, be reduced by two. Our Series E mandatory convertible preferred stock has identical rights to those described in this paragraph. Holders of our Series F, G and H preferred stock vote with the holders of our common stock on an as-if converted basis and have the right to elect one of our directors, separately as one class.

In any case where the holders of our mandatory convertible preferred stock are entitled to vote, each holder shall be entitled to one vote for each share of our mandatory convertible preferred stock held by that holder.

Miscellaneous

We will at all times reserve and keep available out of our authorized and unissued common stock, solely for issuance upon the conversion of our mandatory convertible preferred stock, that number of shares of common stock as shall from time to time be issuable upon the conversion of all the shares of mandatory convertible preferred stock then outstanding. Our mandatory convertible preferred stock converted into our common stock or otherwise reacquired by us shall resume the status of authorized and unissued shares of our preferred stock, undesignated as to series, and shall be available for subsequent issuance.

Transfer Agent, Registrar and Paying Agent

Computershare Investor Services, LLC will act as transfer agent, registrar, and paying agent for the payment of dividends for our mandatory convertible preferred stock.

Title

We, the transfer agent, registrar and paying agent may treat the registered holder of shares of mandatory convertible preferred stock as the absolute owner of those shares for the purpose of making payment and settling the related conversions and for all other purposes.

Book-Entry System

The Depository Trust Company, or the depositary, will act as securities depositary for our mandatory convertible preferred stock. Our mandatory convertible preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of mandatory convertible preferred stock, will be issued and deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in shares of mandatory convertible preferred stock to those purchasers that do not participate in the depositary so long as shares of mandatory convertible preferred stock are represented by global security certificates.

The depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the clearance and settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

Except as otherwise required by applicable law, no shares of mandatory convertible preferred stock represented by global security certificates may be exchanged in whole or in part for shares of mandatory convertible preferred stock registered, and no transfer of global security certificates will be made in whole or in part for shares of mandatory convertible preferred stock registered, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates or has ceased to be qualified to act or that there is a continuing default by us in respect of our obligations under our mandatory convertible preferred stock or the certificate of designations. All of the shares of mandatory convertible preferred stock represented by one or more global security certificates or any portion of them will be registered in those names as the depositary may direct.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the shares of mandatory convertible preferred stock represented by those certificates for all purposes under our mandatory convertible preferred stock. Except in the limited circumstances referred to above or as otherwise required by applicable law, owners of beneficial interests in global security certificates will not be entitled to have the global security certificates or the shares of mandatory convertible preferred stock represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of our mandatory convertible preferred stock certificates in exchange and will not be considered to be owners or holders of the global security certificates or any of the shares of mandatory convertible preferred stock represented by those certificates for any purpose under our mandatory convertible preferred stock. All payments on the shares of mandatory convertible preferred stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants' interests or by the participants with respect to interests of persons held by the participants on their behalf.

Procedures for conversion on the automatic conversion date or upon early conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to those beneficial ownership interests.

The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Mandatory Convertible Preferred Stock Certificates

If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

We are, however, not required to issue any certificates representing shares of mandatory convertible preferred stock on or after the automatic conversion date. In place of the delivery of a replacement certificate following the automatic conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of our mandatory convertible preferred stock formerly evidenced by the certificate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a discussion of U.S. federal income tax considerations relevant to the purchase, ownership and disposition of our mandatory convertible preferred stock and our common stock received upon conversion and is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings, and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. Unless otherwise stated, this discussion is limited to the tax consequences to those holders who hold mandatory convertible preferred stock and common stock as capital assets. This discussion does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, persons holding shares of our mandatory convertible preferred stock or shares of our common stock as a hedge against currency risk or as a position in a "straddle" or conversion transaction, or persons whose functional currency is not the U.S. dollar. This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR MANDATORY CONVERTIBLE PREFERRED STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

For purposes of this discussion, "U.S. holder" means a beneficial owner of preferred stock that is for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons with the authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996 that has elected to continue to be treated as a "United States person" (as defined for U.S. federal income tax purposes). "Non-U.S. holder" means any beneficial owner of mandatory convertible preferred stock that is a nonresident alien or a corporation, trust or estate that is not a U.S. holder.

U.S. Holders

Distributions and Dividends

Distributions with respect to our mandatory convertible preferred stock (whether paid in cash directly by us, paid from the proceeds of the sale of common stock by the transfer agent on behalf of a U.S. holder, or paid in common stock upon conversion) and distributions with respect to our common stock generally will be characterized as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to our mandatory convertible preferred stock or common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in such mandatory convertible preferred stock or common stock, as the case may be, which reduces such basis dollar-for-dollar, and thereafter as capital gain. Such gain will be long-term capital gain provided that the U.S. holder has held such mandatory convertible preferred stock or common stock, as the case may be, at the time of the distribution for more than one year. Although the matter is not free from doubt, if we pay dividends by delivering shares of common stock to the transfer agent to be sold on the U.S. holders behalf, we intend to treat such U.S. holder as receiving a taxable dividend equal to the net cash proceeds received by such U.S. holder (which will equal the cash dividend payable). If this position is not respected, the IRS may treat such U.S. holder as (i) receiving a taxable dividend equal to the fair market value of the common stock on the date received by the transfer agent and (ii)

recognizing capital gain or loss equal to the difference between the amount of the net cash proceeds received and the U.S. holder's adjusted tax basis in our common stock that is disposed of (which, for this purpose, will equal the fair market value of our common stock on the date received by the transfer agent).

Distributions constituting dividend income received by an individual U.S. holder in respect of our mandatory convertible preferred stock and common stock before January 1, 2009 generally will be subject to taxation at a maximum rate of 15%. Distributions on our mandatory convertible preferred stock and common stock constituting dividend income paid to U.S. holders that are corporations generally will qualify for the dividends received deduction, subject to applicable limitations. Each U.S. holder should consult its tax advisor regarding the availability of the reduced dividend tax rate and the dividends received deduction in the light of its particular circumstances.

Investors who are U.S. corporations should be aware that under certain circumstances, a corporation that receives an "extraordinary dividend" (as defined in section 1059 of the Code) is (i) required to reduce its stock basis (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction and (ii) treat the non-taxed portion of such dividends as gain from the sale or exchange of our mandatory convertible preferred stock for the taxable year in which such dividend is received (to the extent that the non-taxed portion of such dividend exceeds such U.S. holder's basis). Non-corporate U.S. holders who receive an "extraordinary dividend" would be required to treat any losses on the sale of mandatory convertible preferred stock as long-term capital losses to the extent such dividends received by them qualify for the reduced 15% tax rate. Investors should consult their tax advisor with respect to the potential application of the extraordinary dividend rules to an investment in our mandatory convertible preferred stock.

Conversion into Common Stock

Except as discussed below, a U.S. holder generally will not recognize (i.e. take into account for U.S. federal income tax purposes) gain or loss upon the conversion of our mandatory convertible preferred stock, except to the extent of any cash or common stock received attributable to accumulated and unpaid dividends, which will be treated as described above under "Distributions and Dividends." The adjusted tax basis of common stock received on conversion, other than shares of common stock attributable to accumulated but unpaid dividends, generally will equal the adjusted tax basis of the mandatory convertible preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional common stock exchanged for cash), and the holding period of such common stock received on conversion generally will include the period during which the U.S. holder held its converted mandatory convertible preferred stock prior to conversion. A U.S. holder's adjusted tax basis in any shares of common stock received as a dividend upon conversion will equal the fair market value of such common stock, and a U.S. holder's holding period for such shares shall begin on the day after receipt thereof.

As discussed above (see "Description of Mandatory Convertible Preferred Stock—Conversion—Provisional Conversion at the Option of Rite Aid"), in the event we exercise our provisional right to cause the early conversion of the mandatory convertible preferred stock, or a U.S. holder elects to convert its mandatory convertible preferred stock pursuant to a cash acquisition (see "Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control"), we will pay a U.S. holder cash or common stock in an amount equal to the sum of the accrued and unpaid dividends and the present value of all future dividend payments on that U.S. holder's mandatory convertible preferred stock through and including the automatic conversion date. In this event, although the matter is not free from doubt, such cash generally should be taxable, but only to the extent of gain realized by the U.S. holder on the conversion. For this purpose, a U.S. holder will realize gain on the conversion equal to the excess, if any, of the sum of the fair market value of our common shares and the cash received upon early conversion (other than amounts paid for accrued but unpaid dividends) over the U.S. holder's adjusted tax basis in our mandatory convertible preferred stock immediately prior to conversion. Any such gain will be capital gain, unless the receipt of such cash is considered to have the effect of a dividend, in which case it will be taxable as dividend income to the extent of our earnings and profits. To the extent the amount of cash that the U.S. holder receives exceeds the gain realized, the excess amount should not be taxable to such U.S. holder but will reduce its adjusted tax basis in our common shares. A U.S. holder will not be permitted to recognize any loss realized by it upon conversion of mandatory convertible preferred stock stock into common shares.

U.S. holders should be aware that the tax treatment described above relating to the payments made in respect of future dividends is not certain and may be challenged by the IRS on grounds that the cash and common stock received that is attributable to future dividends represents a taxable dividend to the extent we have earnings and profits at the time of conversion, or alternatively, as ordinary income. Under this characterization, the U.S. holder would be taxable on cash and common stock received on account of future dividends even if it realized a loss on its early conversion of our mandatory convertible preferred stock into our common shares.

In the event a U.S. holder's mandatory convertible preferred stock is converted pursuant to a reorganization event (see "Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments—Reorganization Events"), an election by the holder pursuant to a cash acquisition, or an election by the Company pursuant to a public acquirer change of control (see "Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control"), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. Each U.S. holder should consult its tax advisor to determine the specific tax treatment of a conversion under such circumstances.

Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged.

Adjustment of Conversion Rate

A U.S. holder's right to receive a greater number of shares of our common stock under certain circumstances as compared to the              shares of common stock that such holder would receive upon conversion under other circumstances, could be viewed as a constructive distribution of stock to such U.S. holder under section 305 of the Code, which, if so treated, would be subject to tax as a dividend to the extent of our current and accumulated earnings and profits. While the matter is not free from doubt due to lack of authority directly on point, we intend to take the position that such a right on the part of the holder of our mandatory convertible preferred stock to receive a greater number of shares of common stock, as described in this paragraph, should not result in a constructive distribution of stock.

In addition, under certain circumstances, adjustments (or failure to make adjustments) to the conversion rate of our mandatory convertible preferred stock may result in constructive distributions under Section 305(c) of the Code to the holders of our mandatory convertible preferred stock or holders of our common stock includable in income in the manner described under Distributions and Dividends," above. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property.

Dispositions

A U.S. holder generally will recognize capital gain or loss on a sale or exchange of our mandatory convertible preferred stock or our common stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to any declared accrued but unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and the U.S. holder's adjusted tax basis in the shares sold or exchanged. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder's holding period for the shares sold or exchanged is more than one year. Long-term capital gains of individuals are generally are taxed at a maximum marginal tax rate of 15%. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding on U.S. Holders

Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on our mandatory convertible preferred stock or common stock and to certain payments of proceeds on the sale or redemption of our mandatory convertible preferred stock unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. U.S. holders are urged to consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Non-U.S. Holders

Distributions and Dividends

Generally, dividends (including any constructive distributions taxable as dividends and any cash or common stock paid upon conversion that is treated as a dividend) paid to a non-U.S. holder with respect to our mandatory convertible preferred stock or our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty, unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and the non-U.S. holder provides the payor with a Form W-8ECI) and (ii) if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business, and, if a treaty applies, attributable to such permanent establishment, generally will be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates. A non-U.S. holder that is a corporation may be subject to a "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) subject to certain adjustments. A non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Conversion into Common stock

A non-U.S. holder will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of our mandatory convertible preferred stock, except that common stock received that is attributable to accumulated and unpaid dividends will be treated as described above under "Distributions and Dividends."

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other taxable distribution of our mandatory convertible preferred stock or our common stock (including the deemed exchange that gives rise to a payment of cash in lieu of a fractional common share) so long as:

•	the gain is not effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if a tax treaty applies, the gain is not attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

•	in the case of a non-U.S. holder that is an individual, such holder is not present in the United States for 183 or more days in the taxable year of the sale or disposition or does not have a "tax home" in the United States for U.S. federal income tax purposes and certain other conditions are met; and

•	we are not and have not been a United States real property holding corporation for U.S. income tax purposes at any time during the five-year period preceding such sale or other disposition.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become one in the future based on anticipated business operations.

Information Reporting and Backup Withholding on Non-U.S. Holders

Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding generally will apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our mandatory convertible preferred stock or common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, or otherwise establishes an exemption. Subject to exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of our mandatory convertible preferred stock or common stock if such sale is effected through a foreign office of a broker.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders are urged to consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Each prospective non-U.S. holder of our mandatory convertible preferred stock should consult that holder's tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our mandatory convertible preferred stock.

UNDERWRITING

We are offering the shares of Series I mandatory convertible preferred stock described in this prospectus through a number of underwriters. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of mandatory convertible preferred stock listed next to its name in the following table:

Name	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Total	4,600,000

The underwriters are committed to purchase all of the mandatory convertible preferred stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the mandatory convertible preferred stock directly to the pubic at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 600,000 additional shares of mandatory convertible preferred stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of mandatory convertible preferred stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of mandatory convertible preferred stock less the amount paid by the underwriters to us per share of mandatory convertible preferred stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1,025,000.

Subject to certain exceptions, we have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or preferred stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or preferred stock, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or preferred stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock, preferred stock or other securities, in cash or otherwise, without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement.

We, our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of mandatory convertible preferred stock in the open market for the purpose of preventing or retarding a decline in the market price of the mandatory convertible preferred stock while this offering is in progress. These stabilizing transactions may include making short sales of the mandatory convertible preferred stock, which involves the sale by the underwriters of a greater number of shares of mandatory convertible preferred stock than they are required to purchase in this offering, and purchasing shares of mandatory convertible preferred stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the mandatory convertible preferred stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the mandatory convertible preferred stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase mandatory convertible preferred stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the mandatory convertible preferred stock or preventing or retarding a decline in the market price of the mandatory convertible preferred stock, and, as a result, the price of the mandatory convertible preferred stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are the exclusive joint lead arrangers and joint bookrunners under our senior secured credit facility. An affiliate of Citigroup Global Markets Inc. is a lender, the administrative agent and collateral processing agent under our senior secured credit facility and an affiliate of J.P. Morgan Securities Inc. is a lender, the syndication agent and collateral processing agent under the senior secured credit facility. In connection with acting as arrangers, lenders and agents under the senior secured credit facility, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective affiliates each receive, and will receive, customary fees. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the mandatory convertible preferred stock and the common stock issuable upon conversion of the preferred stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants and other reports which the law requires us to send to our stockholders. The public may read and copy any reports, proxy statements or other information that we file at the SEC's public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." You may obtain a copy of any of these documents, at no cost, by writing or telephoning us at the following address:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011
Attention: Investor Relations
Phone: (717) 761-2633

Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "RAD." You can inspect and copy reports, proxy statements and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange, 301 Pine Street, San Francisco, California 94104 and 618 South Spring Street, Los Angeles, California 90014.

The SEC allows us to "incorporate by reference" into this prospectus supplement information that we file with the SEC. This means we can disclose important information to you by referring you to the documents containing this information. Any information we incorporate by reference is considered to be part of this prospectus supplement and any information filed by us with the SEC subsequent to the date of this prospectus supplement until the termination of this offering will be deemed to automatically update and supercede the information contained herein and in the accompanying prospectus. We are incorporating by reference into this prospectus supplement the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended February 26, 2005, which we filed with the SEC on April 29, 2005;

•	our proxy statement on Schedule 14A, which we filed with the SEC on May 18, 2005;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended May 28, 2005, which we filed with the SEC on June 30, 2005;

•	our current reports on Form 8-K, which we filed with the SEC on April 8, 2005, June 8, 2005 and July 14, 2005; and

•	the information contained in Item 4.02 of our Current Report on Form 8-K filed with the SEC on March 18, 2005.

We incorporate by reference any future filings we make with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering made under this prospectus supplement. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise.

PROSPECTUS

$1,000,000,000

Rite Aid Corporation

Debt Securities
Guarantees of Debt Securities
Common Stock
Preferred Stock
Warrants

We, Rite Aid Corporation, may offer, issue and sell from time to time, together or separately, our:

•	debt securities, which may be senior secured debt securities, senior unsecured debt securities or subordinated debt securities;

•	guarantees for the benefit of the holders of certain debt securities;

•	shares of our common stock;

•	shares of our preferred stock; and

•	warrants to purchase our common stock, preferred stock, debt securities or other securities.

This prospectus provides you with a general description of the securities which we may offer. Each time we offer securities for sale, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. A prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement before you make your investment decision.

Investing in the securities involves risks. See "Risk Factors" beginning on page 2.

THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES, UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities, please see "Plan of Distribution" in this prospectus.

Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the trading symbol "RAD".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated January 14, 2005

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	i
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	ii
WHERE YOU CAN FIND MORE INFORMATION	iii
RITE AID CORPORATION	1
RISK FACTORS	2
RATIO OF EARNINGS TO FIXED CHARGES	7
USE OF PROCEEDS	8
DESCRIPTION OF SECURITIES	9
DESCRIPTION OF DEBT SECURITIES AND GUARANTEES	9
DESCRIPTION OF CAPITAL STOCK	22
DESCRIPTION OF WARRANTS	28
PLAN OF DISTRIBUTION	29
LEGAL MATTERS	31
EXPERTS	31

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration process. By using the shelf process, we may, from time to time, sell any combination of the securities described in this prospectus, in one or more offerings, up to a total dollar amount of $1,000,000,000, or the equivalent denominated in foreign currencies. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities for sale, we will provide a supplement to this prospectus that will describe the specific information about the offering and the terms of the securities. A prospectus supplement may also add to, update or change the information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to under the heading "Where You Can Find More Information" in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with any different information. We are not making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition and results of operations may have changed since that date.

When used in this prospectus, the terms "Rite Aid Corporation," "Rite Aid," "the company," "we," "us" and "our" refer to Rite Aid Corporation and its consolidated subsidiaries, unless we specify or the context clearly indicates otherwise.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference herein include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our high level of indebtedness;

•	our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our senior secured credit facility and other debt agreements;

•	our ability to improve the operating performance of our existing stores in accordance with our long term strategy;

•	our ability to hire and retain pharmacists and other store personnel;

•	the outcomes of pending lawsuits and governmental investigations;

•	competitive pricing pressures and continued consolidation of the drugstore industry; and

•	the efforts of third party payors to reduce prescription drug reimbursements and encourage mail order, changes in state or federal legislation or regulations, the success of planned advertising and merchandising strategies, general economic conditions and inflation, interest rate movements, access to capital, and our relationships with our suppliers.

We undertake no obligation to revise the forward-looking statements included or incorporated by reference in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the section entitled "Risk Factors" included in this prospectus. In addition, you are advised to review any further disclosures we make on related subjects in reports we file with the SEC.

ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (or the SEC) under the Securities Exchange Act of 1934 (or the Exchange Act). You may read and copy all or a portion of this information at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional office located at 233 Broadway, New York, New York 10279. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange and the Pacific Exchange under the symbol "RAD". You may inspect our reports, proxy statements and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC. This means we can disclose important information to you by referring you to the documents containing this information. Any information we incorporate by reference is considered to be part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus will be deemed to automatically update and supercede the information contained herein. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC:

•	Our Annual Report on Form 10-K, filed with the SEC on April 26, 2004, for the fiscal year ended February 28, 2004;

•	Our Quarterly Reports on Form 10-Q for the periods ended May 29, 2004, August 28, 2004 and November 27, filed with SEC on June 29, 2004, September 28, 2004, and December 21, 2004, respectively; and

•	Our Current Reports on Form 8-K, filed with the SEC on August 20, 2004, October 8, 2004, January 4, 2005 and January 5, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC under the Exchange Act.

We incorporate by reference any future filings we make with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering made under this prospectus. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. Requests should be directed to:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011
Attention: Investor Relations
(717) 761-2633

iii

RITE AID CORPORATION

Our Business

We are the third largest retail drugstore chain in the United States based on revenues and number of stores. We operate approximately 3,400 drugstores in 28 states across the country and the District of Columbia.

In our stores, we sell prescription drugs and a wide assortment of other merchandise, which we call "front-end" products. Our pharmacists fill more than 200 million prescriptions annually which account for approximately 64% of our annual sales. We believe that our pharmacy operations will continue to represent a significant part of our business due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer approximately 24,000 front-end products, which account for the remaining 36% of our annual sales. Front-end products include over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, seasonal merchandise and numerous other everyday and convenience products, as well as photo processing. We distinguish our stores from other national chain drugstores, in part, through our private brands and our strategic alliance with General Nutrition Companies, Inc. (GNC), a leading retailer of vitamin and mineral supplements. We offer approximately 2,100 front-end products under the Rite Aid private brand, which contribute approximately 11% of our front-end sales in categories where private brand products are sold.

Our stores range in size from approximately 5,000 to 40,000 square feet. The overall average size of each store in our chain is approximately 12,700 feet. The larger stores are concentrated in the western United States. Approximately 53% of our stores are freestanding; 38% of our stores include a drive-thru pharmacy; 72% include one-hour photo shops; and 29% include a GNC store within Rite-Aid store.

* * *

Our headquarters are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and our telephone number is (717) 761-2633. We were incorporated in 1968 and are a Delaware corporation.

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus, the accompanying prospectus supplement and the reports that we file with the SEC, as well as other information we include or incorporate by reference in this prospectus, before deciding whether an investment in that security is suitable for you.

Risks Related to our Financial Condition

We are highly leveraged. Our substantial indebtedness could limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary.

We are highly leveraged and have the ability to incur a significant amount of additional indebtedness. We also have off balance sheet obligations under our accounts receivable securitization program. Our debt obligations adversely affect our operations in a number of ways and while we believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service and capital expenditures through fiscal year 2006, there can be no assurance that our cash flow from operations will be sufficient to service our debt, which may require us to borrow additional funds for that purpose, restructure or otherwise refinance our debt. Our earnings were insufficient to cover our fixed charges for fiscal 2004 by $2.7 million.

Our high level of indebtedness will continue to restrict our operations. Among other things, our indebtedness will:

•	limit our ability to obtain additional financing;

•	limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	require us to dedicate a substantial portion of our cash flow to service our debt.

Our ability to make payments on our debt depends upon our ability to substantially improve our operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If our cash flow from our operating activities is insufficient, we may take certain actions, including delaying or reducing capital or other expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. We may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our existing debt agreements limit our ability to take certain of these actions. Our failure to earn enough to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

Borrowings under our senior credit facility are based upon variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

The indebtedness outstanding under our senior credit facility bears an interest rate that varies depending upon LIBOR. If we borrow additional amounts under our senior credit facility, the interest rate on those borrowings will vary depending upon LIBOR. If LIBOR rises, the interest rates on this outstanding debt will also increase. Therefore, an increase in LIBOR would increase our interest payment obligations under the senior credit facility and have a negative effect on our cash flow and financial condition. We currently do not maintain any hedging contracts that would limit our exposure to variable rates of interest.

The covenants in our outstanding indebtedness impose restrictions that may limit our operating and financial flexibility.

The covenants in the instruments that govern our outstanding indebtedness restrict our ability to:

•	incur liens and debt;

•	pay dividends;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations, asset dispositions, sale-leaseback transactions and affiliate transactions;

•	change our business;

•	amend some of our debt and other material agreements;

•	issue and sell capital stock of subsidiaries;

•	restrict distributions from subsidiaries; and

•	grant negative pledges to other creditors.

In addition, if we have less than $300.0 million available under our revolving credit facility, we will be subject to certain financial covenant ratios. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

If we obtain modifications of our agreements or are required to obtain waivers of defaults, we may incur significant fees and transaction costs. In fiscal 2005, 2004, 2003, 2002 and 2001, we modified certain covenants contained in our then existing senior credit facility and loan agreements. In fiscal 2000, we obtained waivers of compliance contained in our then existing credit facilities and public indentures. In connection with obtaining these modifications and waivers, we paid significant fees and transaction costs.

Risks Related to our Operations

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy or if our strategy is negatively affected by general economic conditions.

Although we have had significant improvement in the sales productivity of our store base, we have not yet achieved the sales productivity level of our major competitors. We believe that improving the sales of existing stores is important to achieving profitability and continuing to improve operating cash flow. If we are not successful in implementing our strategy, or if our strategy is not effective, we may not be able to continue to improve our operations. In addition, any adverse change in general economic conditions can adversely affect consumer buying practices and reduce our sales of front-end products, which are our higher margin products, and cause a proportionately greater decrease in our profitability. Failure to continue to improve operations or a decline in general economic conditions would adversely affect our results of operations, financial condition and cash flows and our ability to make principal or interest payments on our debt.

Our new store development program requires entering into construction and development commitments and occasionally purchasing land that will not be utilized for several years which may limit our financial flexibility.

We will enter into significant construction and development commitments as part of our new store development program. Also, we will occasionally make capital expenditures to acquire land that may not be used for several years. Even if there are significant negative economic or competitive developments in our industry or the regions where we have made these commitments, these commitments must still be met. Further, if we subsequently dispose of the property that we acquire, we may receive less than the purchase price or the net book value of such property which may result in financial loss.

We are dependent on our management team, and the loss of their services could have a material adverse effect on our business and the results of our operations or financial condition.

The success of our business is materially dependent upon the continued services of our executive management team. The loss of key personnel could have a material adverse effect on the results of our operations, financial condition or cash flows. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future.

There are currently pending both civil and criminal investigations by the United States Attorney. In addition to any fines or damages that we might have to pay, any criminal conviction against us may result in the loss of licenses and contracts that are material to the conduct of our business, which would have a negative effect on our results of operations, financial condition and cash flows.

There are currently pending federal governmental investigations, both civil and criminal, by the United States Attorney, involving various matters related to prior management's business practices. The Company is cooperating fully with the United States Attorney. We have begun settlement discussions with the United States Attorney of the Middle District of Pennsylvania. The United States Attorney has proposed that the government would not institute any criminal proceedings against us if we enter into a consent judgment providing for a civil penalty payable over a period of years. The amount of the civil penalty has not been agreed to and there can be no assurance that a settlement will be reached or that the amount of such penalty will not have a material adverse effect on our financial condition and results of operations. We recorded an accrual of $20.0 million in fiscal 2003 in connection with the resolution of these matters; however, we may incur charges in excess of that amount and we are unable to estimate the possible range of loss. We will continue to evaluate our estimate and to the extent that additional information arises or our strategy changes, we will adjust our accrual accordingly.

If we were convicted of any crime, certain licenses and government contracts, such as Medicaid plan reimbursement agreements that are material to our operations, may be revoked, which would have a material adverse effect on our results of operations and financial condition. In addition, substantial penalties, damages or other monetary remedies assessed against us could also have a material adverse effect on our results of operations, financial condition and cash flows.

Given the size and nature of our business, we are subject from time to time to various lawsuits which, depending on their outcome, may have a negative impact on our results of operations, financial condition and cash flows.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in this relationship may have a negative effect on our results of operations, financial condition and cash flow.

We obtain approximately 90% of the dollar value of our prescription drugs from a single supplier, McKesson Corp. (or McKesson), pursuant to a contract that runs through March 2009. Pharmacy sales represent approximately 64% of our total sales and, therefore, our relationship with McKesson is important to us. Any significant disruptions in our relationship with McKesson may temporarily make it difficult for us to continue to operate our business until we found a replacement supplier which could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to our Industry

The markets in which we operate are very competitive and further increases in competition could adversely affect us.

We face intense competition with local, regional and national companies, including other drugstore chains, independently owned drugstores, supermarkets, mass merchandisers, discount stores, dollar stores, mail order pharmacies and drug importation. We may not be able to effectively compete against them because our existing or potential competitors may have financial and other resources that are superior to ours. In addition, we may be at a competitive disadvantage because we are more highly leveraged than our competitors. The ability of our stores to achieve profitability depends on their ability to achieve a critical mass of customers. We believe that the continued consolidation of the drugstore industry will further increase competitive pressures in the industry. As competition increases, a significant increase in general pricing pressures could occur which would require us to increase our sales volume and to sell higher margin products and services in order to remain competitive. We cannot assure you that we will be able to continue to compete effectively in our markets or increase our sales volume in response to further increased competition.

Changes in third-party reimbursement levels for prescription drugs could reduce our margins and have a material adverse effect on our business.

Sales of prescription drugs, as a percentage of sales, and the percentage of prescription sales reimbursed by third parties, have been increasing and we expect them to continue to increase. Sales of prescription drugs represent approximately 64% of our sales, and approximately 93% of all of the prescription drugs that we sell are with third-party payors. The top five third-party payors account for approximately 30% of our total sales, the largest of which is approximately 10.5% of our total sales. Any significant loss of third-party payor business could have a material adverse effect on our business and results of operations. Also, these third-party payors could reduce the levels at which they will reimburse us for the prescription drugs that we provide to their members. Furthermore, the passing in December 2003 of the Medicare Prescription Drug, Improvement and Modernization Act will grant a prescription drug benefit to participants. As a result of this benefit, we may be reimbursed for some prescription drugs at prices lower than our current reimbursement levels. Approximately 12% of our revenues are from state-sponsored Medicaid agencies. There have been a number of proposals and enactments by various states to reduce Medicaid reimbursement levels in response to budget problems, some of which propose to reduce reimbursement levels in the applicable states significantly, and we expect other similar proposals in the future. If third-party payors reduce their reimbursement levels or if Medicare or state Medicaid programs cover prescription drugs at lower reimbursement levels, our margins on these sales would be reduced, and the profitability of our business and our results of operations, financial condition or cash flows could be adversely affected.

Another adverse trend for drugstore retailing has been the rapid growth in mail-order and internet based prescription processors. These prescription distribution methods have grown in market share relative to drugstores as a result of the rapid rise in drug costs experienced in recent years and are predicted to continue to rise. Mail-order prescription distribution methods are perceived by employers and insurers as being less costly than traditional distribution methods and are being encouraged, and, in some cases, required, by third party pharmacy benefit managers, employers and unions that administer benefits. As a result, some labor unions and employers are requiring, and others may encourage or require, that their members or employees obtain medications from mail-order pharmacies which offer drug prescriptions at prices lower than we are able to offer. In addition to these forms of mail-order distribution, there has also been an increasing number of internet-based prescription distributors that specialize in offering certain high demand lifestyle drugs at deeply discounted prices. A number of these internet-based distributors operate outside the reach of regulations that govern legitimate drug retailers. Competition from Canadian imports has also been increasing significantly recently and also creates volume and pricing pressure. Imports from foreign countries may increase further if recently introduced legislation seeking to legalize the importation of drugs from Canada and other countries is eventually enacted. These alternate distribution channels have negatively affected sales for traditional chain drug retailers, including us, in the last few years and we expect such negative effect to continue in the future.

We are subject to governmental regulations, procedures and requirements; our noncompliance or a significant regulatory change could adversely affect our business, the results of our operations or our financial condition.

Our pharmacy business is subject to federal, state and local regulation. These include local registrations of pharmacies in the states where our pharmacies are located, applicable Medicare and

Medicaid regulations and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties and could adversely affect the continued operation of our business. Furthermore, our pharmacies could be affected by federal and state reform programs, such as healthcare reform initiatives, which could, in turn negatively affect our business. The passing of these initiatives or any new federal or state programs could adversely affect our results of operations, financial condition and cash flows.

Our pharmacy business is subject to the patient privacy and other obligations, including corporate, pharmacy and associate responsibility, imposed by the Health Insurance Portability and Accountability Act. As a covered entity, we are required to implement privacy standards, train our associates on the permitted uses and disclosures of protected health information, provide a notice of privacy practice to our pharmacy customers and permit pharmacy health customers to access and amend their records and receive an accounting of disclosures of protected health information. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

Certain risks are inherent in providing pharmacy services; our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions and adequacy of warnings. Although we maintain professional liability and errors and omissions liability insurance, from time to time, claims result in the payment of significant amounts, some portions of which are not funded by insurance. We can offer no assurance that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which we self insure or we suffer reputational harm as a result of an error or omission.

We will not be able to compete effectively if we are unable to attract, hire and retain qualified pharmacists.

There is a nationwide shortage of qualified pharmacists. In response to this challenge, we have implemented improved competitive benefits and training programs in order to attract, hire and retain qualified pharmacists. We have also expanded our pharmacist recruiting efforts, through an increase in the number of recruiters, a successful pharmacist intern program and improved relations with pharmacy schools. However, we may not be able to attract, hire and retain enough qualified pharmacists which could adversely affect our operations.

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended					Thirty-Nine Weeks Ended
	February 28, 2004 (52 weeks)	March 1, 2003 (52 weeks)	March 2, 2002 (52 weeks)	March 3, 2001 (53 weeks)	February 26, 2000 (52 weeks)	November 22, 2004 (39 weeks)
	(Dollars in thousands)
Fixed Charges:
Interest Expense	$313,498	$330,020	$396,064	$649,926	$542,028	$224,973
Interest Portion of Net Rental Expense (1)	184,643	189,463	182,260	159,066	146,852	153,233
Fixed Charges Before Capitalized Interest and Preferred Stock Dividend Requirements	498,141	519,483	578,324	808,992	688,880	378,206
Preferred Stock Dividend Requirement (2)	37,074	49,540	42,354	42,445	15,554	39,343
Capitalized Interest	133	301	806	1,836	5,292	160
Total Fixed Charges	$535,348	$569,324	$621,484	$853,273	$709,726	$417,709
Earnings:
Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change	$34,516	$(154,016)	$(839,426)	$(1,282,807)	$(1,123,296)	$85,279
Share of Loss From Equity Method Investees	—	—	12,092	36,675	15,181	—
Preferred Stock Dividend Requirement (2)	(37,074)	(49,540)	(42,354)	(42,445)	(15,554)	(39,343)
Fixed Charges Before Capitalized Interest	535,215	569,023	620,678	851,437	704,434	417,549
Total Adjusted Earnings (Loss)	532,657	365,467	(249,010)	(437,140)	(419,235)	463,485
Ratio of Earnings to Fixed Charges	—	—	—	—	—	1.11
Earnings to Fixed Charges (Deficiency)	$(2,691)	$(203,857)	$(870,494)	$(1,290,413)	$(1,128,961)	$45,776

(1)	The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)	The preferred stock dividend requirement is computed as the pre-tax earnings (assuming a 35% effective tax rate) that would be required to cover preferred stock dividends.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of any offering of securities offered for general corporate purposes. These purposes may include, but are not limited to:

•	working capital;

•	capital expenditures;

•	the repayment or refinancing of our indebtedness; and

•	acquisitions.

When a particular series of securities is offered, a prospectus supplement related to that offering will set forth our intended use of the net proceeds received from the sale of those securities. We will have significant discretion in the use of any net proceeds. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay indebtedness until they are used for their stated purpose.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the debt securities (including any guarantee thereof), common stock, preferred stock and warrants that we may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

The debt securities offered by this prospectus will be senior secured debt securities, senior unsecured debt securities or subordinated debt securities. Debt securities may be guaranteed by us or one or more of our subsidiaries. Guarantees may be full or limited, senior or subordinated and secured or unsecured, or a combination thereof. We will issue the senior secured debt securities, the senior unsecured debt securities and the subordinated debt securities under indentures that we will enter into with BNY Midwest Trust Company, as trustee. We refer to the indenture under which senior secured debt securities and the senior unsecured debt securities may be issued in this prospectus as the "senior indenture" and the senior indenture and the subordinated indenture in this prospectus collectively as the "indentures." To the extent that debt securities are guaranteed, the guarantees will be set forth in the indenture or supplements thereto or guarantee agreements. To the extent that debt securities or related guarantees are secured, the security interest will be granted under and subject to the indenture or supplements thereto, security agreements, pledge agreements, mortgages, intercreditor agreements, lien subordination agreements and other documents as may be necessary. We refer to these documents collectively as "security documents." We will file forms of the indentures and any related security documents with the SEC as exhibits to the registration statement of which this prospectus forms a part or in a Current Report on Form 8-K. We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indentures and the security documents. For purposes of this "Description of Debt Securities and Guarantees" section of this prospectus, references to the terms "Rite Aid," "us" or "we" mean Rite Aid Corporation only, unless we state otherwise or the context clearly indicates otherwise.

We may issue debt securities from time to time in one or more series under the indentures. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. The terms of our debt securities will include those set forth in the applicable indenture, any related security documents and those made a part of the applicable indenture by the Trust Indenture Act of 1939. You should read the summary below, the applicable prospectus supplement and the provisions of the applicable indenture and any related security documents before investing in our debt securities.

The provisions of each of the indentures are substantially identical in substance, except that the subordinated indenture provides for the subordination of the subordinated debt securities and the senior indenture has no counterpart for that section. We have described the subordination provisions of the subordinated indenture below under "—Subordination Under the Subordinated Indenture." The terms of the security arrangements for each series of our senior secured debt securities will be established in a supplemental indenture to the senior indenture and will be described in the applicable prospectus supplement.

Subject to the exceptions, and subject to compliance with the applicable requirements, set forth in the applicable indenture, we may discharge our obligations under the indentures with respect to our debt securities as described below under "—Defeasance and Covenant Defeasance."

The Terms of the Debt Securities

We may issue debt securities and any related guarantees in one or more series from time to time under each of the indentures. The total principal amount of debt securities that may be issued under the indentures is unlimited. We may limit the maximum total principal amount for the debt securities of any series. However, any limit may be increased by resolution of our board of directors. We will establish the terms of each series of debt securities in a supplemental indenture, board resolution or company order. Unless we inform you otherwise in a prospectus supplement, each series of our senior secured debt securities will rank equally in right of payment with all of our other senior debt, except that our senior secured debt will effectively rank senior to our senior unsecured debt to the extent of the value of the collateral securing the senior secured debt. The subordinated debt securities will rank junior in right of payment and be subordinate to all of our senior debt as described below under "—Subordination Under the Subordinated Indenture."

We will describe the specific terms of the series of debt securities being offered in a prospectus supplement. These terms will include some or all of the following:

•	the title of the debt securities;

•	whether the debt securities are senior secured debt securities, senior unsecured debt securities or subordinated debt securities;

•	the specific indenture under which the debt securities will be issued;

•	any limit on the total principal amount of the debt securities;

•	the ability to issue additional debt securities of the same series;

•	the price or prices at which we sell the debt securities;

•	the date or dates on which the principal of the debt securities will be payable, including the maturity date, or the method used to determine or extend those dates;

•	the interest rate or rates of the debt securities, if any, which may be fixed or variable, or the method used to determine the rate or rates;

•	the date or dates from which interest will accrue on the debt securities, or the method used for determining those dates;

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period, including the maximum period during which the interest payment periods may be extended;

•	the priority of payment of the debt securities;

•	the interest payment dates and the regular record dates for interest payments, if any, or the method used to determine those dates;

•	the basis for calculating interest if other than a 360-day year of twelve 30-day months;

•	the place or places where:

•	payments of principal, premium, if any, and interest on the debt securities will be payable;

•	the debt securities may be presented for registration of transfer, conversion or exchange, as applicable; and

•	notices and demands to or upon us relating to the debt securities may be made;

•	any provisions that would allow or obligate us to redeem or purchase the debt securities, including any sinking fund or amortization provisions, prior to their maturity and the prices at which we may, or are required to do so;

•	the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000;

•	any provisions that would determine the amount of principal, premium, if any, or interest on the debt securities by reference to an index or pursuant to a formula;

•	the currency, currencies or currency units in which the principal, premium, if any, and interest on the debt securities will be payable, if other than U.S. dollars, and the manner for determining the equivalent principal amount in U.S. dollars;

•	any provisions for the payment of principal, premium, if any, and interest on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable;

•	the percentage of the principal amount at which the debt securities will be issued and, if other than 100%, the portion of the principal amount of the debt securities which will be payable if the maturity of the debt securities is accelerated or the method for determining such portion;

•	if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any such date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date, or, in any such case, the manner in which the deemed principal amount is to be determined;

•	to whom interest on any debt security shall be payable, if other than the person in whose name the security is registered on the record date for such interest, the extent to which, or the manner in which, any interest payable on a temporary global debt security will be paid if other than the manner provided in the applicable indenture;

•	any variation of the defeasance and covenant defeasance sections of the relevant indenture and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution;

•	whether any of the debt securities will initially be issued in the form of a temporary global security and the provisions for exchanging a temporary global security for definitive debt securities;

•	whether any of the debt securities will be issued in the form of one or more global securities and, if so:

•	the depositary for the global securities;

•	the form of any additional legends to be borne by the global securities;

•	the circumstances under which the global securities may be exchanged, in whole or in part, for individual debt security certificates; and

•	whether and under what circumstances a transfer of the global securities may be registered in the names of persons other than the depositary for the global securities or its nominee;

•	whether the interest rate of the debt securities may be reset;

•	whether the stated maturity of the debt securities may be extended;

•	any additions to or changes in the events of default for the debt securities and any change in the right of the trustee or the holders of the debt securities to declare the principal amount of the debt securities due and payable;

•	any additions to or changes in the covenants and definitions in the relevant indenture, including any restrictions on our ability to incur debt, redeem our stock, grant liens, merge or sell our assets;

•	any additions or changes to the relevant indenture necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	the appointment of any paying agents, authenticating agents, transfer agents, registrars or other agents for the debt securities, if other than the trustee;

•	the terms, if any, upon which holders may convert or exchange debt securities into or for our common stock, preferred stock or other securities or property;

•	the terms and conditions, if any regarding any mandatory conversion or exchange of debt securities;

•	the period(s), if any, within which the price or prices at which and the other terms and conditions upon which such debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem, repay or repurchase such debt securities pursuant to any sinking fund or other analogous provision, or at the option of the holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed, repaid or repurchased, in whole or in part, pursuant to such obligations;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	the terms and conditions, if any, securing the debt securities;

•	any applicable subordination provisions for any subordinated debt securities in addition to or in lieu of those described in this prospectus;

•	any restriction or condition on the transferability of the debt securities;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

•	any restrictions on our subsidiaries; and

•	any other terms of the debt securities, including terms in lieu of those described in this prospectus.

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the applicable indenture. In addition, we will describe in a prospectus supplement, material U.S. federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. Unless we inform you otherwise in a prospectus supplement, the debt securities will not be listed on any securities exchange.

Guarantees

We, or one or more of our direct or indirect subsidiaries, or any combination of them, may, severally or jointly and severally, guarantee any or all of the series of debt securities. Guarantees may be full or limited, senior or subordinated, secured or unsecured, or any combination thereof. In all cases, however, the obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from being rendered voidable under fraudulent conveyance, fraudulent transfer or similar laws affecting the rights of creditors generally. We will describe the specific terms of any guarantees in a prospectus supplement. These terms will include some or all of the terms detailed in this section.

All guarantees will bind the successors of the guarantors and will inure to the benefit of holders of the debt securities guaranteed. The guarantees will terminate upon the first to occur of:

•	full payment of the principal, interest and premium, if any, of all debt securities guaranteed;

•	other discharge of all debt securities guaranteed; or

•	such other events described in a prospectus supplement.

Guarantees may be reinstated or described in the applicable prospectus supplement. The guarantee of a subsidiary will be released:

•	upon the sale or other disposition (including by way of consolidation or merger) of the subsidiary;

•	upon the sale or disposition of all or substantially all of the assets of the subsidiary; or

•	upon the happening of other events described in the applicable prospectus supplement;

in each case other than a sale or disposition to us or one of our affiliates. The guarantee of a subsidiary will also be released upon:

•	the merger or consolidation of the subsidiary with or into, or the dissolution and liquidation of the subsidiary into, a subsidiary that is or becomes a guarantor of, or another person that guarantees, the debt securities guaranteed; or

•	the designation of the subsidiary as an unrestricted subsidiary.

Except as set forth in any applicable prospectus supplement, the guarantee will constitute a guarantee of payment and not of collection. Accordingly, the trustee or, in some circumstances the holders of the debt securities guaranteed, may institute a legal proceeding directly against the guarantor to enforce rights under the guarantee without first instituting a legal proceeding against the issuer of the debt security guaranteed or any other person or to realize upon any security for the debt securities guaranteed.

Structural Subordination

Rite Aid is a holding company that conducts substantially all of its operations through its subsidiaries. Its only significant assets are the capital stock of its subsidiaries and its subsidiaries generate substantially all of its operating income and cash flow. As a result, dividends or advances from its subsidiaries are the principal source of funds necessary to meet its debt service obligations. Contractual provisions or laws, as well as its subsidiaries' financial condition and operating requirements, may limit Rite Aid's ability to obtain cash from its subsidiaries that it may require to pay its debt service obligations, including payments on the debt securities. In addition, holders of debt securities will be effectively subordinated to all of the liabilities of Rite Aid's subsidiaries with regard to the assets and earnings of Rite Aid's subsidiaries.

Form, Exchange and Transfer of the Debt Securities

Unless we inform you otherwise in a prospectus supplement, we will issue the debt securities in registered form, without coupons, in denominations of integral multiples of $1,000.

Holders will generally be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations.

Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in a prospectus supplement, we will appoint the trustee as security registrar. We will identify any transfer agent in addition to the security registrar in a prospectus supplement. At any time, we may:

•	designate additional transfer agents;

•	rescind the designation of any transfer agent; or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times.

In the event we elect to redeem a series of debt securities, neither we nor the applicable trustee will be required to register the transfer or exchange of any debt security of that series:

•	during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed; or

•	if we have selected the series for redemption, in whole or in part, except for any unredeemed portion of the series

Global Securities

Unless we inform you otherwise in a prospectus supplement, some or all of the debt securities of any series may be represented, in whole or in part, by one or more registered global securities. The global securities will have a total principal amount equal to the debt securities they represent. Unless we inform you otherwise in a prospectus supplement, each global security representing debt securities will be deposited with, or on behalf of, The Depository Trust Company, referred to as DTC, or any other successor depositary we may appoint. In such case, each holder's beneficial interest in global securities will be shown on the records of DTC and transfers and beneficial interests will only be effected through DTC's records. We refer to DTC or any other depositary in this prospectus as the depositary. Each global security will be registered in the name of the depositary or its nominee. Each global security will bear a legend referring to the restrictions on exchange and registration of transfer of global securities that we describe below and any other matters required by the relevant indenture. Unless we inform you otherwise in a prospectus supplement, we will not initially issue debt securities in definitive form.

Global securities may not be exchanged, in whole or in part, for definitive debt securities, and no transfer of a global security, in whole or in part, may be registered in the name of any person other than the depositary for the global security or any nominee of the depositary unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary as required by the applicable indenture unless we have approved a successor depositary within 90 days;

•	we determine in our sole discretion that the global security will be so exchangeable or transferable; or

•	any other circumstances in addition to or in lieu of those described above that we may describe in a prospectus supplement have occurred.

All debt securities issued in exchange for a global security or any portion of a global security will be registered in the names directed by the depositary.

Any additional terms of the depositary agreement with respect to any series of debt securities and the rights of and limitations on owners of beneficial interests in a global security representing a series of debt securities may be described in a related prospectus supplement.

Payment and Paying Agents

Unless we inform you otherwise in a prospectus supplement, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in a prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons to whom we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in a prospectus supplement.

Unless we inform you otherwise in a prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security, we may pay interest by:

•	check mailed to the address of the person entitled to the payment as it appears in the security register; or

•	wire transfer in immediately available funds to the place and account designated in writing by the person entitled to the payment as specified in the security register.

We will designate the trustee under the applicable indenture as the sole paying agent for the debt securities unless we inform you otherwise in a prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in a prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times.

Any money deposited with the applicable trustee or any paying agent for the payment of principal, premium, if any, and interest on the debt securities that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The trustees and any paying agents will not be liable for those payments after we have been repaid.

Restrictive Covenants

We will describe any restrictive covenants, including restrictions on any subsidiary (whether or not such subsidiary guarantees the debt securities), for any series of debt securities in a prospectus supplement.

Consolidation, Merger and Sale of Assets

Unless we inform you otherwise in a prospectus supplement, Rite Aid may not consolidate with or merge into, or sell, assign, convey, transfer or lease all or substantially all of its properties and assets to any person, other than a direct or indirect wholly owned subsidiary, referred to as a "successor person," unless:

•	we are the surviving corporation or the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction;

•	the successor person assumes Rite Aid's obligations with respect to the debt securities and the relevant indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing; and

•	we have delivered to the applicable trustee any certificate and opinion required under the relevant indenture.

As used in the indentures, the term "corporation" means a corporation, association, company, limited liability company, joint-stock company or business trust.

We will describe any restrictions on the ability of subsidiary guarantors to merge or engage in other extraordinary corporate events in a prospectus supplement.

Events of Default

Unless the context clearly indicates otherwise, we use the terms "indenture" and "trustee" in this subsection to mean the relevant indenture and trustee with respect to any series of debt securities we may offer.

Unless we inform you otherwise in a prospectus supplement, each of the following will be an event of default under the indenture for a series of debt securities:

•	our failure to pay any interest on that series for 30 days after the interest becomes due and payable;

•	our failure to pay principal or premium, if any, on that series when due, regardless of whether such payment becomes due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;

•	our failure to perform, or our breach in any material respect of, any other covenant or warranty in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities issued under the indenture, for 90 days after either the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities have given us written notice of the breach in the manner required by the indenture;

•	certain events involving bankruptcy, insolvency or reorganization; and

•	any other event of default we may provide for that series.

If an event of default described in the first, second, third or fifth bullet points above occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of a series may declare the principal amount of the debt securities due and immediately payable. In order to declare the principal amount of the debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the debt securities.

If an event of default described in the fourth bullet point above occurs, then the principal amount of the debt securities shall be immediately due and payable without any declaration or any other action on the part of the trustee or any holder.

An event of default will be deemed waived at any time after a declaration of acceleration but before a judgment for payment of the money due has been obtained if:

•	we have paid or deposited with the trustee all overdue interest, the principal and any premium due otherwise than by the declaration of acceleration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, and all amounts due to the trustee, and

•	all events of default, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived.

The trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of debt securities unless those holders have offered the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which it might incur as a result. The holders of a majority of the outstanding debt securities have, with certain exceptions, the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or the exercise of any trust or power of the trustee with respect to the debt securities.

The holder of any debt security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that debt security on its maturity date or redemption date and to institute suit to enforce those payments.

We are required to furnish each year to the trustee an officers' certificate to the effect that we are not in default under the indenture or, if there has been a default, specifying the default and its status.

Modification and Waiver

Unless the context clearly indicates otherwise, we use the terms "indenture" and "trustee" in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.

We may enter into one or more supplemental indentures with the trustee without the consent of the holders of the debt securities in order to:

•	evidence the succession of another person to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor;

•	add to the covenants for the benefit of the holders or to surrender any of our rights or powers;

•	add events of default for any series of debt securities;

•	add or change any provisions of the indenture to the extent necessary to issue debt securities in bearer form;

•	add to, change or eliminate any provision of the indenture applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holders of debt securities of any series, the addition, change or elimination will become effective with respect to that series only when no security of that series remains outstanding;

•	convey, transfer, assign, mortgage or pledge any property to or with the trustee or to surrender any right or power conferred upon us by the indenture;

•	establish the form or terms of any series of debt securities;

•	provide for uncertificated securities in addition to certificated securities;

•	evidence and provide for successor trustees or to add or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of debt securities;

•	correct any ambiguity, defect or inconsistency under the indenture, provided that such action does not adversely affect the interests of the holders of debt securities of any series in any material respect;

•	supplement any provisions of the applicable indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities in any material respect;

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded; or

•	add, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act of 1939, provided that the action does not adversely affect the rights or interests of any holder of debt securities.

We may enter into one or more supplemental indentures with the trustee in order to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of debt securities if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, except to the extent permitted by the applicable indenture;

•	reduces the principal amount of, or any premium or interest on, any debt security;

•	reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

•	changes the currency of payment of principal, premium, if any, or interest;

•	impairs the right to institute suit for the enforcement of any payment on any debt security;

•	reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture;

•	reduces the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	makes any change that adversely affects the right to convert or exchange any debt security or decreases the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security; or

•	changes the terms and conditions pursuant to which any series of debt securities are secured in a manner adverse to the holders of that series of debt securities.

We may not amend the subordinated indenture to change the subordination of any outstanding subordinated debt securities without the consent of each holder of senior debt that the amendment would adversely affect.

Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or compliance with restrictive provisions of the applicable indenture.

However, the consent of holders of each outstanding debt security of a series is required to:

•	waive any default in the payment of principal, premium, if any, or interest; or

•	waive any covenants and provisions of the indenture that may not be amended without the consent of the holder of each outstanding debt security of the series affected.

In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the indenture as of a specified date:

•	the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of the maturity to such date;

•	if, as of such date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of such debt security deemed to be outstanding as of such date will be an amount determined in the manner prescribed for such debt security;

•	the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of such debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above; and

•	debt securities owned by us or any other obligor upon the debt securities or any of their affiliates will be disregarded and deemed not to be outstanding.

Some debt securities, including those for which payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased, will not be deemed to be outstanding.

We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the trustee may specify, if it set the record date.

Subordination Under the Subordinated Indenture

We have defined some of the terms we use in this subsection at the end of this subsection. The subordinated debt securities issued under the subordinated indenture will:

•	be general unsecured obligations;

•	be subordinate and rank junior in right of payment to all of our senior debt to the extent provided in the subordinated indenture or in any supplemental indenture;

•	rank equally in right of payment with all of our other subordinated indebtedness unless otherwise provided in a supplemental indenture; and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries.

This means we will not make any payment of principal, premium, if any, interest, or any other amounts, if any, on the subordinated debt securities if:

•	we have defaulted in the payment of principal, premium, if any, interest or any other amounts due on any of our senior debt beyond any applicable grace period; or

•	the maturity of any of our senior debt has been accelerated because of a default,

until such default is cured, waived in writing or ceases to exist or such senior debt is discharged or paid in full. If the maturity of one or more series of our subordinated debt securities is accelerated, then we will not make any payment of principal, premium, if any, interest or any other amounts, if any, on the subordinated debt securities until the holders of all of our senior debt outstanding at the time of acceleration receive payment in full of the senior debt (including any amounts due upon acceleration, if applicable).

If our assets are distributed to our creditors upon our dissolution, winding-up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or bankruptcy, insolvency or similar proceedings, all amounts due or to become due on all of our senior debt must be paid in full before we may make any payments on our subordinated debt securities.

Under the subordinated indenture, the term "senior debt" means the principal, premium, if any, interest, or other amounts due, if any, in connection with all of our debt (unless otherwise provided in a supplemental indenture), whether created, incurred or assumed before, on or after the date of the subordinated indenture. However, senior debt does not include:

•	our debt to any of our subsidiaries;

•	any series of subordinated debt securities issued under the subordinated indenture, unless otherwise specified by the terms of any such series;

•	any of our other debt which by the terms of the instrument creating or evidencing it is specifically designated as being subordinated to or pari passu with the subordinated debt securities; and

•	any trade payables.

Under the subordinated indenture, the term "debt" means, with respect to any person at any date of determination, without duplication:

•	all indebtedness for borrowed money;

•	all obligations evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all obligations under letters of credit or bankers' acceptances or other similar instruments, or related reimbursement obligations, issued on the account of such person;

•	all obligations to pay the deferred purchase price of property or services, except trade payables;

•	all obligations as lessee under capitalized leases;

•	all debt of others secured by a lien on any asset of such person, whether or not the debt is assumed by the person, provided that, for purposes of determining the amount of any debt of the type described in this bullet point, if recourse with respect to the debt is limited to the asset, the amount of the debt will be limited to the lesser of the fair market value of the asset or the amount of the debt;

•	all debt of others guaranteed by such person to the extent the debt is guaranteed by such person; and

•	to the extent not otherwise included in this definition, all obligations for claims in respect of derivative products, including interest rate, options, swaps, collars and similar arrangements.

Under the subordinated indenture, the term "trade payables" means, with respect to any person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such person or any of its subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

The subordinated indenture does not limit our ability to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the subordinated debt securities.

A prospectus supplement relating to each series of subordinated debt securities will describe any subordination provisions applicable to such series in addition to or different from those described above.

By reason of the subordination of the subordinated debt securities, in the event we become insolvent, holders of our senior debt and holders of our other obligations that are not subordinated to our senior debt may receive more, ratably, than holders of the subordinated debt securities. However, this subordination will not prevent the occurrence of an event of default or limit the right of acceleration in respect of the subordinated debt securities.

Defeasance and Covenant Defeasance

Unless the context clearly indicates otherwise, we use the terms "indenture" and "trustee" in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.

Unless we inform you otherwise in a prospectus supplement, the provisions of the indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants, will apply to the debt securities of any series.

Defeasance and Discharge.    We will be discharged from all of our obligations with respect to the debt securities, except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold money for payment in trust, upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities of the debt securities in accordance with the terms of the applicable indenture and the debt securities. Such defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that holders of the debt securities will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. Such opinion must be based on a ruling of the U.S. Internal Revenue Service or a change in U.S. federal income tax law occurring after the date hereof, because this result would not occur under current U.S. federal income tax law.

Defeasance of Certain Covenants.    We may, at our option, elect to have our obligations released with respect to certain covenants, including those described under "—Consolidation, Merger and Sale of Assets" that are described in a prospectus supplement. If we do so, our failure to comply with those covenants will not constitute a default or an event of default with respect to the applicable series of notes. In the event covenant defeasance occurs, certain events of default, as described in the applicable prospectus supplement, will not apply to the applicable series of notes. In order to exercise such covenant defeasance option, will be required to deposit, in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities in accordance with the terms of the indenture and the debt securities. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event we exercise this option with respect to any debt securities and the debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities, but might not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from the event of default. In such case, we would remain liable for those payments.

We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

Notices

Holders of our debt securities will receive notices by mail at their addresses as they appear in the security register.

Title

We may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue.

Governing Law

New York law will govern the indentures and the debt securities, without regard to its conflicts of law principles.

Regarding the Trustee

The trustee under the indentures will be BNY Midwest Trust Company.

Conversion or Exchange Rights

A prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other securities. These terms will also include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. Such provisions will also include the conversion or exchange price (or manner of calculation), the conversion or exchange period, the events requiring an adjustment of the conversion or exchange price, and provisions affecting conversion or exchange in the event of the redemption of such series of debt securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value of $1.00 per share, and 20,000,000 shares of preferred stock, par value of $1.00 per share. As of December 16, 2004, there were 520,602,938 shares of common stock issued and outstanding and 4,522,437 shares of Series D Cumulative Pay-in-Kind Preferred Stock (the "Series D Preferred Stock") issued and outstanding.

Common Stock

The holders of our common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of our board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. In the event of our liquidation or dissolution, holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock. Each holder of our common stock is entitled to one vote for each share held on record on all matters submitted to a vote of our security holders. Except as otherwise provided by law, the holders of our common stock vote as one class. The shares of our common stock do not have cumulative voting rights. As a result, subject to the voting rights of the holders of any shares of our preferred stock, including the voting rights of the Series D Preferred Stock, which may at the time be outstanding, the holders of our common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected in a particular year if they choose to do so. In such event, the holders of the remaining common stock voting for the election of directors will not be able to elect any persons to our board of directors. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and any shares of common stock that we sell in any offering will be, duly authorized, validly issued, fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds.

Preferred Stock

Our board of directors have the authority, without further action by our shareholders, to issue shares of our preferred stock in one or more series and may determine, with respect to any such series, the powers, preferences and rights of such series, and its qualifications, limitations and restrictions, including, without limitation:

•	the number of shares to constitute such series and the designations thereof;

•	the voting power, if any, of holders of shares of such series and, if voting power is limited, the circumstances under which such holders may be entitled to vote;

•	the rate of dividends, if any, and the extent of further participation in dividend distributions, if any, whether dividends shall be cumulative or non-cumulative, and whether the dividends are payable in cash, securities, other property or a combination of the foregoing;

•	whether or not such series shall be redeemable, and, if so, the terms and conditions upon which shares of such series shall be redeemable;

•	the extent, if any, to which such series shall have the benefit of any sinking fund provision for the redemption or purchase of shares;

•	the rights, if any, of such series, in the event of our dissolution, liquidation, winding up of our affairs or upon any distribution of our assets; and

•	whether or not the shares of such series shall be convertible (including any mandatory conversion provisions), and, if so, the terms and conditions upon which shares of such series shall be convertible.

You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate, whether the dividends are payable in cash, securities, other property or a combination of the foregoing;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock (including any mandatory conversion provisions), or other securities, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	a discussion of any material U.S. federal income tax considerations applicable to the preferred stock being offered;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on our ability to take certain actions without the consent of a specified number of holders of preferred stock; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable. Holders of preferred stock will not have any preemptive rights.

Preferred Stock Dividend Rights

Holders of preferred stock will be entitled to receive, when, as and if declared by our board of directors, dividends in additional shares of preferred stock (whether or not of the same class), shares of common stock, or cash dividends, or a combination of the foregoing, at the rates and on the dates set forth in the prospectus supplement. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by our board of directors. Dividends on preferred stock may be cumulative or non-cumulative, as specified in the prospectus supplement. If our board of directors fails to declare a dividend on any preferred stock for which dividends are non-cumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

Unless otherwise set forth in the related prospectus supplement, no full dividends will be declared or paid on any preferred stock unless full dividends for the dividend period commencing after the immediately preceding dividend payment date and any cumulative dividends still owing have been or contemporaneously are declared and paid on all other series of preferred stock which have the same rank as, or rank senior to, that series of preferred stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other series of preferred stock having the same rank as that series of preferred stock will bear the same ratio to each other that accrued dividends per share on that series of preferred stock and the other series of preferred stock bear to each other. In addition, generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any series of preferred stock have been paid, no dividends will be declared or paid on the common stock and generally we may not redeem or purchase any common stock. No interest will be paid in connection with any dividend payment or payments which may be in arrears.

Unless otherwise set forth in the related prospectus supplement, the dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Preferred Stock Rights Upon Liquidation

If we liquidate, dissolve or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to the series of preferred stock. If the amounts payable with respect to preferred stock of any series and any stock having the same rank as that series of preferred stock are not paid in full, the holders of the preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred stock having the same rank are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

Preferred Stock Redemption

Any series of preferred stock may be redeemable in whole or in part at our option, as set forth in the related prospectus supplement. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be set forth in the related prospectus supplement.

If a series of preferred stock is subject to redemption, the related prospectus supplement will specify the year we can begin to redeem shares of the preferred stock, the number of shares of the preferred stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or other securities of us or of third parties, as specified in the related prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of preferred stock may also provide that if no capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the related prospectus supplement.

If fewer than all the outstanding shares of any series of preferred stock are to be redeemed, whether by mandatory or optional redemption, our board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of those shares other than the right to receive the redemption price will cease.

Preferred Stock Conversion Rights

The prospectus supplement will state any conversion rights, including any mandatory conversion rights, under which shares of preferred stock are convertible into shares of common stock or another series of preferred stock or other securities or property.

Preferred Stock Voting Rights

The prospectus supplement will set forth any voting rights of that series of preferred stock. Unless otherwise indicated in the prospectus supplement, if we issue full shares of any series of preferred stock, each share will be entitled to one vote on matters on which holders of that series of preferred stock are entitled to vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of that series will depend on the number of shares in that series, and not on the aggregate liquidation preference or initial offering price of the shares of that series of preferred stock. Unless otherwise indicated in a prospectus supplement, holders of our preferred stock do not vote on matters submitted for a vote of our common stockholders.

Permanent Global Preferred Securities

A series of preferred stock may be issued in whole or in part in the form of one or more global securities that will be deposited with a depositary or its nominee identified in the related prospectus supplement. For most series of preferred stock, the depositary will be DTC. A global security may not be transferred except as a whole to the depositary, a nominee of the depositary or their successors unless it is exchanged in whole or in part for preferred stock in individually certificated form. Any additional terms of the depositary arrangement with respect to any series of preferred stock and the rights of and limitations on owners of beneficial interests in a global security representing a series of preferred stock may be described in the related prospectus supplement.

Series D Cumulative Convertible Pay-in-Kind Preferred Stock

As of December 16, 2004, there were 4,522,437 shares of Series D Preferred Stock issued and outstanding. We have authorized 6,000,000 shares of Series D Preferred Stock. As of such date, the outstanding shares of Series D Preferred Stock were convertible into 82,226,121 shares of our common stock. The outstanding shares of Series D Preferred Stock are duly authorized, validly issued, fully paid and nonassessable.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, holders of Series D Preferred Stock shall be entitled to receive out of our assets legally available for distribution to security holders, before any distribution of assets is made to holders of common stock or any other class or series of capital stock ranking junior to Series D Preferred Stock, a liquidation preference of $100, subject to certain adjustments, plus all accrued and unpaid dividends thereon. If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, the amounts payable to holders of Series D Preferred Stock and any other shares of preferred stock ranking as to such distribution on a parity with the Series D Preferred Stock are not paid in full, the holders of Series D Preferred Stock and of such other shares of preferred stock will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled.

Each holder of Series D Preferred Stock is entitled to vote with holders of common stock and each holder of Series D Preferred Stock is entitled to one vote for each share of common stock issuable upon conversion of such holder's Series D Preferred Stock. The holders of Series D Preferred Stock are entitled to vote separately as a class to elect two directors to our board of directors. Each share of Series D Preferred Stock is convertible into the number of shares of our common stock equal to the liquidation preference ($100.00) divided by the conversion price, which is $5.50 per share, subject to certain antidilution adjustments. Without the prior consent of the holders of a majority of the Series D Preferred Stock, we may not authorize, create or issue any securities that are senior to the Series D Preferred Stock, or take certain other actions that would adversely affect the rights, privileges and preferences of the Series D Preferred Stock.

Each holder of Series D Preferred Stock is entitled to receive cumulative preferential dividends at the rate of 8.0% on the liquidation preference, payable quarterly in arrears. Dividends shall be paid, at our option, either in cash, additional shares of Series D Preferred Stock, or a combination thereof. From time to time, on or after October 25, 2004, we may redeem shares of Series D Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. Holders of Series D Preferred Stock have no preemptive rights to subscribe for any additional securities we may issue. We have granted the holders of Series D Preferred Stock certain registration rights with respect to the Series D Preferred Stock and the common stock into which the Series D Preferred Stock may be converted.

Anti-Takeover Effects of Delaware Laws and Our Charter and Bylaw Provisions

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Charter and By-Law Provisions

The Rite Aid certificate of incorporation specifies that our board of directors shall be divided into three classes, as nearly equal in number as possible, and shall consist of not less than three nor more than 15 directors elected for three-year staggered terms. The term of one class of directors expires at each annual meeting of security holders. Our bylaws provide that the number of directors on our board may be fixed by our board only. The number of directors may be increased or decreased by our board only. In the interim period between annual meetings of security holders or of special meetings of security holders, vacancies and newly created directorships may be filled by our board. Any directors so elected will hold office until the next election of the class to which such directors have been elected. Our certificate of incorporation requires that any mergers, consolidations, asset dispositions and other transactions involving a beneficial owner of more than 10% of the voting power of the then-outstanding classes of stock entitled to vote in the election of directors be approved, unless certain conditions are satisfied, by the affirmative vote of the holders of shares representing not less than 75% of the outstanding shares of stock entitled to vote. These special voting requirements do not apply if the transaction is approved by a majority of the Continuing Directors (as defined below) or the consideration offered to our security holders meets specified fair price standards (including related procedural requirements as to the form of consideration and continued payment of dividends). "Continuing Director" as defined in our certificate of incorporation means a member of our board who was not affiliated with a Related Person (as defined below) and was a member of our board prior to the time that the Related Person acquired the last shares of common stock entitling such Related Person to exercise, in the aggregate, in excess of 10% of the total voting power of all classes of voting stock, or any individual, corporation, partnership, person or other entity ("Person") recommended to succeed a Continuing Director by a majority of Continuing Directors. "Related Person," as defined in our certificate of incorporation, means any Person or affiliate or associate of such Person, who has beneficial ownership directly or indirectly of shares of stock of Rite Aid entitling such Person to exercise more than 10% of the total voting power of all classes of voting stock. Under our certificate of incorporation and bylaws, security holders may consent to any action required or permitted to be taken at any meeting of security holders without prior notice or a vote if a written consent or consents, setting forth the action so taken, shall be signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Other Limitations on Stockholder Actions

Our certificate of incorporation also provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director's duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws also provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) arising out of the fact that such person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 may tend to deter any potential unfriendly offers or other efforts to obtain control of our company that are not approved by our board. This may deprive the stockholders of opportunities to sell shares of our common stock at prices higher than the prevailing market price.

Listing of Common Stock

Our common stock trades on the New York Stock Exchange and the Pacific Exchange under the trading symbol "RAD".

Transfer Agent and Registrar

Computershare serves as the transfer agent and registrar of our common stock.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase any combination of our or any other entity's debt securities, common stock, preferred stock or other securities, including additional warrants. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from the other offered securities. We will issue the warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will include the specific terms relating to the terms of the warrants. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants;

•	the exercise price of the warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	the rights, if any, we have to redeem the warrants;

•	if applicable, a discussion of any material U.S. federal income tax considerations applicable to the warrants;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

•	the name of the warrant agent;

•	information with respect to book-entry procedures, if any; and

•	any other material terms of the warrants.

Each warrant will entitle the holder of warrants to purchase the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in a prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

PLAN OF DISTRIBUTION

We may sell the common stock, preferred stock and any series of debt securities and warrants being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the purchasers;

•	directly to purchasers;

•	through agents or dealers to the purchasers; or

•	through a combination of any of these methods of sale.

A prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the terms of the offering;

•	the name or names of any underwriters or agents;

•	the purchase price of the securities and the net proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation;

•	any delayed delivery arrangements;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale; or

•	at prices related to prevailing market prices.

Offerings of our equity securities pursuant to this prospectus may also be made into an existing trading market for such securities in transactions at other than a fixed price either:

•	on or through facilities of any national securities exchange or quotation service on which such securities may be listed or quoted at the time of sale; and

•	to or through a market maker otherwise then on such exchanges.

Such at-the-market offerings will be conducted by underwriters acting as our principal or agent, who may also be third-party sellers of securities.

Underwriters or agents in any distribution contemplated hereby, including at-the-market offerings referred to below, may from time to time include Citigroup Global Markets Inc. or J.P. Morgan Securities Inc., or their respective affiliates.

To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings in accordance with the provisions of Rule 415(a)(4) under the Securities Act, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell shares of our common stock to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any shares of our common stock sold will be sold at prices related to the then prevailing market prices for our common stock. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock or other securities. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus. The aggregate number of shares offered by us pursuant to at-the-market offerings will not exceed 10% of the aggregate market value of our common stock held by non-affiliates. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by us of those securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

The securities may also be offered and sold, if so indicated in a prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. A prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

If indicated in the applicable prospectus supplement, we may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplemental will set forth any commissions we pay for solicitations of these delayed delivery contracts.

If underwriters are used in the sale of any securities, the securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

Underwriters, dealers, agents and remarketing firms may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers, agents and remarketing firms may be required to make. Underwriters, dealers, agents and remarketing agents may be customers of, engage in transactions with, or perform services in the ordinary course of business for us and/or our affiliates.

Each series of securities will be a new issue of securities and will have no established trading market other than our common stock which is listed on the New York Stock Exchange and Pacific Exchange. Any common stock sold will be listed on the New York Stock Exchange and Pacific Exchange, upon official notice of issuance. The securities, other than the common stock, may or may not be listed on a national securities exchange.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The securities offered by this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity or activity of any trading in the offered securities.

In compliance with the guidelines of the National Association of Securities Dealers, Inc., the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any NASD member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount."

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended February 28, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" effective March 2, 2003, the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, effective March 4, 2001 and the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective March 3, 2002) and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

4,600,000 shares

    % Series I Mandatory Convertible Preferred Stock

Prospectus Supplement

August 16, 2005

Joint Book-Running Managers

Citigroup

JPMorgan